UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025
Commission file number
001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)

1-2,
Marunouchi
1-chome,
Chiyoda-ku,
Tokyo
100-0005,
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or
Form 40-F: Form
20-F ☒ or Form
40-F ☐
THIS REPORT ON FORM
6-K
SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM
F-3
(FILE NO.
333-276219)
AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT S
U
PERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit number
101. INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101. SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2025, has been fo rma tted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kazuyuki Anchi
Name: Kazuyuki Anchi
Title: Senior Managing Corporate Executive Officer Group Chief Financial Officer
Date: December 24, 2025

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2025.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our,” the “Company” or “SMFG”) is a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. Through our subsidiaries and affiliates, we offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

The Japanese economy as a whole, recovered during the first half of the fiscal year ending March 31, 2026. This was primarily due to an increase in private consumption, supported by gradual improvements in the employment and income conditions, although toward the end of the period, private residential investments decreased, and exports of goods and services were adversely affected by the introduction of higher U.S. tariffs.

The following table presents the quarter-on-quarter growth rates of Japanese gross domestic product (“GDP”) from the third quarter of the fiscal year ended March 31, 2024, through the second quarter of the fiscal year ending March 31, 2026, based on data published in December 2025 by the Cabinet Office of the Government of Japan.

	For the fiscal year ended/ending March 31,
	2024		2025				2026
	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Japanese GDP	0.4%	(0.5%)	0.2%	0.7%	0.3%	0.4%	0.5%	(0.6%)

Japanese GDP increased by 0.5% on a quarter-on-quarter basis for the first quarter of the fiscal year ending March 31, 2026, primarily due to an increase in private consumption supported by gradual improvements in the employment and income conditions, and an increase in exports of IT-related goods to the ASEAN countries. However, it decreased by 0.6% on a quarter-on-quarter basis for the second quarter of the fiscal year ending March 31, 2026, primarily due to a decrease in private residential investments, and a decrease in exports of goods and services reflecting the introduction of higher U.S. tariffs, which were partially offset by an increase in private consumption.

The employment situation as a whole, improved gradually. The active job openings-to-applicants ratio published by the Ministry of Health, Labour and Welfare of Japan remained almost unchanged for the six months ended September 30, 2025. According to the statistical data published by the Statistics Bureau of Japan, the unemployment rate in September 2025 was 2.6%, an increase of 0.1 percentage points from March 2025. Further, the compensation of employees increased by 0.7% and 0.3% on a quarter-on-quarter basis, for the first and second quarters, respectively, of the fiscal year ending March 31, 2026.

According to Teikoku Databank, a research institution in Japan, there were approximately 5,100 corporate bankruptcies in Japan for the six months ended September 30, 2025, an increase of 3.1% from the same period in the previous year, involving approximately ¥0.7 trillion in total liabilities, a decrease of 49.6% from the same period in the previous year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In December 2022, in light of increased observed volatility in overseas financial and capital markets that affected markets in Japan, the BOJ expanded the range of 10-year Japanese government bonds yield fluctuations to between plus and minus 0.5%. In October 2023, the BOJ announced adjustments to its yield curve control policy and would regard the upper bound of 1.0% for 10-year Japanese government bonds yields as a reference in its market operations. Thereafter, in March 2024, the BOJ announced its conclusion that the policy frameworks of “quantitative and qualitative monetary easing with yield curve control” and the negative interest rate policy to date have fulfilled their roles based on its outlook toward the price stability target. In addition, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0% to 0.1%, continue its long-term Japanese government bonds purchases with broadly the same amount as before and make nimble responses by further purchases of long-term Japanese government bonds in case of a rapid rise in long-term interest rates. In June 2024, the BOJ announced that it would reduce its purchase amount of long-term Japanese government bonds after the July 2024 Monetary Policy Meeting. This is to ensure that long-term interest rates would be formed more freely in financial markets. Subsequently, in July 2024, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0.25% and had decided on a plan to reduce its monthly purchase amount of long-term Japanese government bonds by about ¥400 billion each calendar quarter, in principle, from about ¥5.7 trillion in July 2024 to about ¥3 trillion in January-March 2026. In January 2025, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0.5%. On June 17, 2025, the BOJ stated that it had decided on a plan to reduce its monthly purchase amount of long-term Japanese government bonds by about ¥200 billion each calendar quarter, in principle, from April-June 2026, so that it would be about ¥2 trillion in January-March 2027. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark for short-term interest rates, was around 0.5% at September 30, 2025. The yield on newly issued 10-year Japanese government bonds, which is the benchmark for long-term interest rates, was around 1.6% at September 30, 2025. On December 19, 2025, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0.75%.

The yen appreciated against the U.S. dollar from ¥149.14 at March 31, 2025 to ¥148.07 at September 30, 2025, according to the statistical data published by the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange, rose from ¥35,617.56 at March 31, 2025, to ¥44,932.63 at September 30, 2025 and subsequently rose to an all-time high of ¥52,411.34 at October 31, 2025.

During the first half of the fiscal year ending March 31, 2026, the global economy as a whole, recovered gradually, although certain countries’ economies remained weak. The U.S. economy recovered during the first half of the fiscal year ending March 31, 2026, primarily due to an increase in private consumption supported by wealth effects, including rising stock prices. The European economy continued to recover during the first half of the fiscal year ending March 31, 2026, primarily due to an increase in private consumption supported by moderate inflation, although exports of goods and services decreased due to the introduction of higher U.S. tariffs. In Asia, the Chinese economy slowed down during the first half of the fiscal year ending March 31, 2026, primarily due to stagnant private consumption resulting from the gradually diminishing effects of government consumption stimulus and the continued sluggish momentum in the real estate market. Asian economies other than China, continued to recover gradually during the first half of the fiscal year ending March 31, 2026, primarily due to an increase in exports of IT-related goods to the United States affected by a surge in demand ahead of the introduction of higher U.S. tariffs.

Regulatory Environment

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.

Capital Adequacy Requirements

Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Banks (“G-SIBs”) based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”). G-SIBs included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the G-SIB capital surcharge.

The G-SIB capital surcharge ranges from 1% to 2.5% of additional CET1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB.

We have been included in the list of G-SIBs each year since the initial list was published in November 2011 and were included on the list published in November 2025. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are currently required to maintain is 1%.

Developments Related to Our Business

Changes in principal subsidiaries, associates and joint ventures

In May 2025, SMBC, our subsidiary, sold a part of its shares of The Bank of East Asia, Limited (“BEA”), our commercial banking associate in China. In addition, there were changes in the representation on BEA’s board of directors. As a result, BEA is no longer our associate.

In September 2025, we acquired a 24.2% equity interest in YES BANK Limited (“YES BANK”), a private commercial bank in India, which became our associate. Subsequently, in October 2025, we acquired an additional 0.7% equity interest in YES BANK. Through this investment, we aim to further accelerate our business in India.

Termination of Federal Reserve Written Agreement

In April 2019, SMBC and its New York branch entered into a written agreement with the Federal Reserve Bank of New York requiring SMBC and its New York branch to address certain deficiencies relating to the New York branch’s anti-money laundering and economic sanctions compliance program. SMBC and its New York branch were required, among other things, to implement corrective measures and submit periodic progress reports to the Federal Reserve Bank of New York. The written agreement was terminated in September 2025, as announced by the Federal Reserve Board of Governors.

Repurchase and Cancellation of Own Shares

On November 14, 2025, our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 50,000,000 shares of our common stock and (ii) an aggregate of ¥150 billion between November 17, 2025 and January 31, 2026. During November 2025, we entered into contracts to repurchase 7,226,900 shares of common stock for ¥33 billion in aggregate.

Accounting Changes

Refer to Note 2 “Summary of Material Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which we refer to as “IFRS,” except for the risk-weighted capital ratios, the segmental results of operations and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including the commercial banking and other financial services businesses. Our total operating income increased by ¥621,127 million from ¥1,744,686 million for the six months ended September 30, 2024 to ¥2,365,813 million for the six months ended September 30, 2025, primarily due to increases in net interest income and net income (loss) from financial assets and liabilities at fair value through profit or loss and a decrease in net trading loss. Our net profit increased by ¥507,381 million from ¥265,496 million for the six months ended September 30, 2024 to ¥772,877 million for the six months ended September 30, 2025, primarily due to the increase in total operating income described above, which was partially offset by an increase in income tax expense.

Our total assets decreased by ¥1,489,185 million from ¥292,165,070 million at March 31, 2025 to ¥290,675,885 million at September 30, 2025, primarily due to a decrease in cash and deposits with banks, which was partially offset by an increase in loans and advances.

Our total liabilities decreased by ¥2,633,860 million from ¥275,676,476 million at March 31, 2025 to ¥273,042,616 million at September 30, 2025, primarily due to decreases in deposits and borrowings.

Our total equity increased by ¥1,144,675 million from ¥16,488,594 million at March 31, 2025 to ¥17,633,269 million at September 30, 2025, primarily due to an increase in retained earnings.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025	2024

	(In millions, except per share data)
Interest income	¥3,393,743	¥3,342,131
Interest expense	2,038,251	2,157,113

Net interest income	1,355,492	1,185,018

Fee and commission income	850,793	788,350
Fee and commission expense	154,302	150,434

Net fee and commission income	696,491	637,916

Net trading loss	(9,833)	(179,020)
Net income (loss) from financial assets and liabilities at fair value through profit or loss	137,549	(10,731)
Net investment income	70,018	72,343
Net gains (losses) arising from derecognition of financial assets at amortized cost(1)	1,777	(1,822)
Other income(1)	114,319	40,982

Total operating income(1)	2,365,813	1,744,686

Impairment charges on financial assets	71,815	105,062

Net operating income(1)	2,293,998	1,639,624

General and administrative expenses	1,251,493	1,186,749
Other expenses(1)	145,870	182,141

Operating expenses(1)	1,397,363	1,368,890

Share of post-tax profit of associates and joint ventures	68,534	47,454

Profit before tax	965,169	318,188

Income tax expense	192,292	52,692

Net profit	¥772,877	¥265,496

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥742,848	¥250,215
Non-controlling interests	8,430	2,127
Other equity instruments holders	21,599	13,154

Earnings per share(2):
Basic	¥192.60	¥63.75
Diluted	192.56	63.74

(1)

For the six months ended September 30, 2025, we presented “Net gains (losses) arising from derecognition of financial assets at amortized cost” as a separate line item in the consolidated income statements. This line item was not presented separately in the same period in the previous year but was included within “Other income” and “Other expenses.” The comparative amounts have been restated to conform to the current presentation.

(2)

As resolved by our board of directors on May 15, 2024, we implemented a stock split of our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025.

Total operating income increased by ¥621,127 million, or 36%, from ¥1,744,686 million for the six months ended September 30, 2024 to ¥2,365,813 million for the six months ended September 30, 2025, primarily due to increases in net interest income and net income (loss) from financial assets and liabilities at fair value through profit or loss and a decrease in net trading loss. In addition, due to a decrease in impairment charges on financial assets, net operating income also increased by ¥654,374 million from ¥1,639,624 million for the six months ended September 30, 2024, to ¥2,293,998 million for the six months ended September 30, 2025.

Net profit increased by ¥507,381 million from ¥265,496 million for the six months ended September 30, 2024 to ¥772,877 million for the six months ended September 30, 2025, as a result of the increase in net operating income described above, which was partially offset by an increase in income tax expense.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025			2024
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with banks:
Domestic offices	¥60,701,008	¥152,622	0.50%	¥62,094,364	¥47,222	0.15%
Foreign offices	11,165,401	244,626	4.38%	10,422,312	273,551	5.25%

Total	71,866,409	397,248	1.11%	72,516,676	320,773	0.88%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	9,805,959	70,895	1.45%	11,221,490	57,492	1.02%
Foreign offices	14,890,491	238,402	3.20%	10,755,711	206,862	3.85%

Total	24,696,450	309,297	2.50%	21,977,201	264,354	2.41%

Investment securities(1):
Domestic offices	20,245,697	180,563	1.78%	19,250,422	145,201	1.51%
Foreign offices	8,769,895	144,064	3.29%	8,859,326	164,408	3.71%

Total	29,015,592	324,627	2.24%	28,109,748	309,609	2.20%

Loans and advances(2):
Domestic offices	75,500,678	714,060	1.89%	71,707,367	621,451	1.73%
Foreign offices	51,416,824	1,648,511	6.41%	50,722,855	1,825,944	7.20%

Total	126,917,502	2,362,571	3.72%	122,430,222	2,447,395	4.00%

Total interest-earning assets:
Domestic offices	166,253,342	1,118,140	1.35%	164,273,643	871,366	1.06%
Foreign offices	86,242,611	2,275,603	5.28%	80,760,204	2,470,765	6.12%

Total	¥252,495,953	¥3,393,743	2.69%	¥245,033,847	¥3,342,131	2.73%

	For the six months ended September 30,
	2025			2024
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥112,809,540	¥225,812	0.40%	¥106,440,798	¥142,203	0.27%
Foreign offices	45,694,326	858,322	3.76%	41,952,526	989,764	4.72%

Total	158,503,866	1,084,134	1.37%	148,393,324	1,131,967	1.53%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	19,069,581	192,138	2.02%	14,344,145	209,825	2.93%
Foreign offices	13,169,763	286,375	4.35%	9,787,648	263,886	5.39%

Total	32,239,344	478,513	2.97%	24,131,793	473,711	3.93%

Borrowings and other interest-bearing liabilities:
Domestic offices	12,142,979	41,818	0.69%	17,478,378	61,535	0.70%
Foreign offices	2,263,037	59,473	5.26%	1,366,670	54,361	7.96%

Total	14,406,016	101,291	1.41%	18,845,048	115,896	1.23%

Debt securities in issue:
Domestic offices	10,971,073	270,880	4.94%	10,289,764	317,178	6.16%
Foreign offices	3,379,972	70,296	4.16%	2,473,550	64,588	5.22%

Total	14,351,045	341,176	4.75%	12,763,314	381,766	5.98%

Premiums for deposit insurance and others:
Domestic offices	—	14,410	—	—	14,292	—
Foreign offices	—	18,727	—	—	39,481	—

Total	—	33,137	—	—	53,773	—

Total interest-bearing liabilities:
Domestic offices	154,993,173	745,058	0.96%	148,553,085	745,033	1.00%
Foreign offices	64,507,098	1,293,193	4.01%	55,580,394	1,412,080	5.08%

Total	¥219,500,271	¥2,038,251	1.86%	¥204,133,479	¥2,157,113	2.11%

Net interest income and interest rate spread		¥1,355,492	0.83%		¥1,185,018	0.62%

(1)

Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.
(3)

Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2025 compared to the six months ended September 30, 2024.

	Six months ended September 30, 2025 compared to six months ended September 30, 2024 Increase / (decrease)
	Volume	Rate	Net change

		(In millions)
Interest income:
Interest-earning deposits with banks:
Domestic offices	¥(1,068)	¥106,468	¥105,400
Foreign offices	18,534	(47,459)	(28,925)

Total	17,466	59,009	76,475

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(7,920)	21,323	13,403
Foreign offices	70,257	(38,717)	31,540

Total	62,337	(17,394)	44,943

Investment securities:
Domestic offices	7,816	27,546	35,362
Foreign offices	(1,644)	(18,700)	(20,344)

Total	6,172	8,846	15,018

Loans and advances:
Domestic offices	33,916	58,693	92,609
Foreign offices	24,679	(202,112)	(177,433)

Total	58,595	(143,419)	(84,824)

Total interest income:
Domestic offices	32,744	214,030	246,774
Foreign offices	111,826	(306,988)	(195,162)

Total	¥144,570	¥(92,958)	¥51,612

	Six months ended September 30, 2025 compared to six months ended September 30, 2024 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥9,055	¥74,554	¥83,609
Foreign offices	82,831	(214,273)	(131,442)

Total	91,886	(139,719)	(47,833)

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	58,161	(75,848)	(17,687)
Foreign offices	79,863	(57,374)	22,489

Total	138,024	(133,222)	4,802

Borrowings and other interest-bearing liabilities:
Domestic offices	(18,419)	(1,298)	(19,717)
Foreign offices	27,699	(22,587)	5,112

Total	9,280	(23,885)	(14,605)

Debt securities in issue:
Domestic offices	28,803	(75,101)	(46,298)
Foreign offices	20,002	(14,294)	5,708

Total	48,805	(89,395)	(40,590)

Premiums for deposit insurance and others:
Domestic offices	118	—	118
Foreign offices	(20,754)	—	(20,754)

Total	(20,636)	—	(20,636)

Total interest expense:
Domestic offices	77,718	(77,693)	25
Foreign offices	189,641	(308,528)	(118,887)

Total	¥267,359	¥(386,221)	¥(118,862)

Net interest income:
Domestic offices	¥(44,974)	¥291,723	¥246,749
Foreign offices	(77,815)	1,540	(76,275)

Total	¥(122,789)	¥293,263	¥170,474

Interest Income

Our interest income increased by ¥51,612 million, or 2%, from ¥3,342,131 million for the six months ended September 30, 2024 to ¥3,393,743 million for the six months ended September 30, 2025, primarily due to an increase in interest income on deposits with banks, which was partially offset by a decrease in interest income on loans and advances. Interest income on deposits with banks increased by ¥76,475 million, primarily due to an increase at domestic offices, as a result of an increase in interest income on deposits with the Bank of Japan, reflecting a higher short-term policy rate. Interest income on loans and advances increased by ¥92,609 million, or 15%, at domestic offices, whereas it decreased by ¥177,433 million, or 10%, at foreign offices. The increase at domestic offices was primarily due to rising market interest rates. The decrease at foreign offices was primarily due to a decrease in the market interest rate, although the spread has improved, reflecting our initiatives focused on profitability by replacing low-margin assets.

Interest Expense

Our interest expense decreased by ¥118,862 million, or 6%, from ¥2,157,113 million for the six months ended September 30, 2024 to ¥2,038,251 million for the six months ended September 30, 2025, primarily due to a decrease in interest expense on deposits. Our interest expense on deposits decreased by ¥47,833 million, or 4%, from ¥1,131,967 million for the six months ended September 30, 2024 to ¥1,084,134 million for the six months ended September 30, 2025, primarily due to a decrease in the average rate on deposits at foreign offices, reflecting a decrease in the market interest rate, which was partially offset by an increase in the average rate on deposits at domestic offices.

Net Interest Income

Our net interest income increased by ¥170,474 million, or 14%, from ¥1,185,018 million for the six months ended September 30, 2024 to ¥1,355,492 million for the six months ended September 30, 2025. This was primarily due to an increase in interest income on deposits with banks at domestic offices, and a decrease in the interest expense on deposits at foreign offices.

From the six months ended September 30, 2024 to the six months ended September 30, 2025, the average rate on loans and advances at domestic offices increased by 0.16 percentage points from 1.73% to 1.89%. On the other hand, the average rate on loans and advances at foreign offices decreased by 0.79 percentage points from 7.20% to 6.41%, resulting in the total for loans and advances decreasing by 0.28 percentage points from 4.00% to 3.72%. Additionally, with respect to interest-bearing liabilities, the average rate on deposits decreased by 0.16 percentage points from 1.53% to 1.37%, primarily due to a decrease in the average rate on deposits at foreign offices of 0.96 percentage points from 4.72% to 3.76%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the six months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025	2024

	(In millions)
Fee and commission income from:
Loans	¥97,671	¥86,325
Credit card business	249,657	231,147
Guarantees	44,102	40,431
Securities-related business	142,921	129,100
Deposits	9,226	9,396
Remittances and transfers	80,309	78,818
Safe deposits	1,866	2,043
Trust fees	5,550	4,499
Investment trusts	100,272	95,172
Agency	4,217	4,288
Others	115,002	107,131

Total fee and commission income	850,793	788,350

Fee and commission expense from:
Remittances and transfers	17,157	15,115
Others	137,145	135,319

Total fee and commission expense	154,302	150,434

Net fee and commission income	¥696,491	¥637,916

Fee and commission income increased by ¥62,443 million, or 8%, from ¥788,350 million for the six months ended September 30, 2024 to ¥850,793 million for the six months ended September 30, 2025. Primary sources of fee and commission income are fees and commissions obtained through our credit card business, securities-related business and investment trusts, loan transaction fees, and remittance and transfer fees. The increase in fee and commission income was primarily due to an increase in fees from our payment business, reflecting an increase in cashless payments, as well as increases in fees from overseas loan transactions and structured financing for domestic customers’ business restructuring. It was also attributable to the steady performance of the wealth management business in favorable market conditions.

Fee and commission expense increased by ¥3,868 million, or 3%, from ¥150,434 million for the six months ended September 30, 2024 to ¥154,302 million for the six months ended September 30, 2025.

As a result, net fee and commission income increased by ¥58,575 million, or 9%, from ¥637,916 million for the six months ended September 30, 2024 to ¥696,491 million for the six months ended September 30, 2025.

Net Loss from Trading, Net Income (Loss) from Financial Assets and Liabilities at Fair Value Through Profit or Loss, Net Income from Investment Securities and Net Gains (Losses) Arising from Derecognition of Financial Assets at Amortized Cost

The following table sets forth our net loss from trading, net income (loss) from financial assets and liabilities at fair value through profit or loss, net income from investment securities and net gains (losses) arising from derecognition of financial assets at amortized cost for the six months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025	2024

	(In millions)
Net trading loss:
Interest rate	¥40,222	¥(25,919)
Foreign exchange	(33,974)	(183,594)
Equity	(10,708)	31,403
Credit	(5,734)	(1,681)
Others	361	771

Total net trading loss	¥(9,833)	¥(179,020)

Net income (loss) from financial assets and liabilities at fair value through profit or loss:
Net income (loss) from financial assets mandatorily at fair value through profit or loss:
Net income (loss) from debt instruments	¥133,407	¥(10,905)
Net income from equity instruments	2,418	659
Net income (loss) from financial liabilities designated at fair value through profit or loss	1,724	(485)

Total net income (loss) from financial assets and liabilities at fair value through profit or loss	¥137,549	¥(10,731)

Net investment income:
Net gain from disposal of debt instruments	¥7,393	¥12,553
Dividend income	62,625	59,790

Total net investment income	¥70,018	¥72,343

Net gains (losses) arising from derecognition of financial assets at amortized cost	¥1,777	¥(1,822)

Net trading loss, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥169,187 million from a net loss of ¥179,020 million for the six months ended September 30, 2024 to a net loss of ¥9,833 million for the six months ended September 30, 2025. The decrease was primarily due to a decrease in net trading loss from foreign exchange transactions and an increase in net trading income from interest rate-related transactions.

We have carried out hedging transactions mainly to hedge the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.

As for the economic hedges against interest rate risk, hedged items include loans and deposits and hedging instruments are derivative financial instruments such as interest rate swaps. As for the economic hedges against foreign exchange risk, hedged items are foreign currency denominated assets and liabilities and hedging instruments are currency derivatives. Economic hedge transactions may lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), and may result in significant fluctuations in net trading loss.

Net income (loss) from financial assets and liabilities at fair value through profit or loss increased by ¥148,280 million from a net loss of ¥10,731 million for the six months ended September 30, 2024 to a net income of ¥137,549 million for the six months ended September 30, 2025. This was primarily due to an increase in net gains from changes in the fair value of investment funds.

Net investment income decreased by ¥2,325 million from ¥72,343 million for the six months ended September 30, 2024 to ¥70,018 million for the six months ended September 30, 2025. This was primarily due to a decrease in gains from sales of foreign bonds.

Net gains (losses) arising from derecognition of financial assets at amortized cost increased by ¥3,599 million from a net loss of ¥1,822 million for the six months ended September 30, 2024 to a net income of ¥1,777 million for the six months ended September 30, 2025. The increase was primarily due to an increase in gains from sales of certain low-profit loans.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges (reversals) on financial assets for the six months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025	2024

	(In millions)
Loans and advances	¥80,234	¥114,194
Loan commitments	(16,153)	(6,494)
Financial guarantees	(4,091)	(2,638)
Investment securities	11,825	—

Total impairment charges on financial assets	¥71,815	¥105,062

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments, financial guarantee contracts, and investment securities. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers or issuers.

Impairment charges on financial assets decreased by ¥33,247 million from ¥105,062 million for the six months ended September 30, 2024 to ¥71,815 million for the six months ended September 30, 2025, primarily due to a decrease in impairment charges on loans and advances. The decrease was primarily due to a decrease in the provision for loan losses related to improvements in forecasts of future macroeconomic conditions from the fiscal year ended March 31, 2025. For further information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the six months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025	2024

	(In millions)
Personnel expenses	¥583,110	¥559,874
Depreciation and amortization	144,662	145,133
Building and maintenance expenses	4,011	3,933
Supplies expenses	8,694	10,526
Communication expenses	17,114	15,329
Publicity and advertising expenses	114,561	89,545
Taxes and dues	63,736	56,380
Outsourcing expenses	51,583	57,815
Office equipment expenses	43,481	32,759
Others	220,541	215,455

Total general and administrative expenses	¥1,251,493	¥1,186,749

General and administrative expenses increased by ¥64,744 million, or 5%, from ¥1,186,749 million for the six months ended September 30, 2024 to ¥1,251,493 million for the six months ended September 30, 2025. The increase was due to inflation and increases in expenses related to business development, as well as higher variable marketing costs in the payment business.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures increased by ¥21,080 million from ¥47,454 million for the six months ended September 30, 2024 to ¥68,534 million for the six months ended September 30, 2025, primarily due to an increase in the share of profit of foreign associates and joint ventures.

Income Tax Expense

Income tax expense increased by ¥139,600 million from ¥52,692 million for the six months ended September 30, 2024 to ¥192,292 million for the six months ended September 30, 2025. The increase was primarily due to a decrease in deferred tax benefit related to derivative financial instruments.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.

Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Wholesale Business Unit

The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and Sumitomo Mitsui Card, which merged with SMBC Finance Service Co., Ltd., formerly a wholly-owned subsidiary of Sumitomo Mitsui Card, in April 2024.

Retail Business Unit

The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.

Global Business Unit

The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, government agencies, public corporations and retail clients of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and market risks. This business unit consists of the Global Markets and Treasury Unit of SMBC and the Global Markets Division of SMBC Nikko Securities.

Head Office Account and Others

The Head office account and others represent the differences between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Company and its subsidiaries as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute and SMDAM. It also includes the elimination items related to internal transactions between our group companies.

Segmental Results of Operations

The following tables show our results of operations by business segment for the six months ended September 30, 2025 and 2024.

For the six months ended September 30, 2025:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit(1)	¥585.7	¥729.4	¥735.0	¥333.5	¥(84.8)	¥2,298.8
General and administrative expenses	(198.7)	(552.7)	(485.4)	(106.2)	114.2	(1,228.8)
Others(2)	75.1	2.6	92.5	19.0	(111.1)	78.1

Consolidated net business profit	¥462.1	¥179.3	¥342.1	¥246.3	¥(81.7)	¥1,148.1

For the six months ended September 30, 2024:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit(1)	¥441.2	¥668.4	¥643.9	¥362.6	¥(70.8)	¥2,045.3
General and administrative expenses	(163.1)	(541.8)	(426.2)	(93.9)	52.3	(1,172.7)
Others(2)	60.1	2.2	44.6	16.8	(78.1)	45.6

Consolidated net business profit	¥338.2	¥128.8	¥262.3	¥285.5	¥(96.6)	¥918.2

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)

“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within our business segments in the managerial accounting.

The following are explanations of our results of operations by business segment for the six months ended September 30, 2025. It also includes the changes from the same period in the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

Wholesale Business Unit

Consolidated gross profit for the six months ended September 30, 2025 was ¥585.7 billion and increased by ¥98.2 billion on an adjusted basis compared to the six months ended September 30, 2024. This was primarily due to increases in interest income on loans and deposits and fees and commission income of SMBC.

General and administrative expenses for the six months ended September 30, 2025 was ¥198.7 billion and increased by ¥6.3 billion on an adjusted basis compared to the six months ended September 30, 2024.

Others for the six months ended September 30, 2025 was ¥75.1 billion.

As a result, consolidated net business profit for the six months ended September 30, 2025 was ¥462.1 billion and increased by ¥97.2 billion on an adjusted basis compared to the six months ended September 30, 2024.

Retail Business Unit

Consolidated gross profit for the six months ended September 30, 2025 was ¥729.4 billion and increased by ¥71.4 billion on an adjusted basis compared to the six months ended September 30, 2024. This was primarily due to increases in interest income on deposits and income from the wealth management and payment businesses.

General and administrative expenses for the six months ended September 30, 2025 was ¥552.7 billion and increased by ¥29.1 billion on an adjusted basis compared to the six months ended September 30, 2024. This was primarily due to an increase in the variable marketing costs of the payment business.

Others for the six months ended September 30, 2025 was ¥2.6 billion.

As a result, consolidated net business profit for the six months ended September 30, 2025 was ¥179.3 billion and increased by ¥43.8 billion on an adjusted basis compared to the six months ended September 30, 2024.

Global Business Unit

Consolidated gross profit for the six months ended September 30, 2025 was ¥735.0 billion and increased by ¥76.7 billion on an adjusted basis compared to the six months ended September 30, 2024. This was primarily due to increases in interest income on loans and loan-related fees.

General and administrative expenses for the six months ended September 30, 2025 was ¥485.4 billion and increased by ¥51.3 billion on an adjusted basis compared to the six months ended September 30, 2024. This was primarily due to increases in expenses related to overseas business development and responses to regulations.

Others for the six months ended September 30, 2025 was ¥92.5 billion and increased by ¥40.3 billion on an adjusted basis compared to the six months ended September 30, 2024. This was primarily due to a gain upon receipt of cash insurance settlement proceeds related to aircraft previously leased by SMBC Aviation Capital Limited, our equity-method associate, as well as the improved performance from our other foreign equity-method associates.

As a result, consolidated net business profit for the six months ended September 30, 2025 was ¥342.1 billion and increased by ¥65.7 billion on an adjusted basis compared to the six months ended September 30, 2024.

Global Markets Business Unit

Consolidated gross profit for the six months ended September 30, 2025 was ¥333.5 billion and decreased by ¥31.0 billion on an adjusted basis compared to the six months ended September 30, 2024. This was primarily due to a decrease in trading profits of SMBC Nikko Securities.

General and administrative expenses for the six months ended September 30, 2025 was ¥106.2 billion and increased by ¥10.0 billion on an adjusted basis compared to the six months ended September 30, 2024.

Others for the six months ended September 30, 2025 was ¥19.0 billion.

As a result, consolidated net business profit for the six months ended September 30, 2025 was ¥246.3 billion and decreased by ¥38.9 billion on an adjusted basis compared to the six months ended September 30, 2024.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. In Japan, we compete with other major Japanese banking groups and financial service providers. Outside Japan, we mainly compete with global financial institutions in the Americas, Europe and Middle East, and Asia and Oceania.

	For the six months ended September 30,
	2025	2024
Region:
Japan	42%	23%
Foreign:
Americas	27%	37%
Europe and Middle East	11%	11%
Asia and Oceania (excluding Japan)	20%	29%

Total	100%	100%

Financial Condition

Assets

Our total assets decreased by ¥1,489,185 million from ¥292,165,070 million at March 31, 2025 to ¥290,675,885 million at September 30, 2025. The decrease was primarily due to a decrease in cash and deposits with banks, which was partially offset by an increase in loans and advances.

Our assets at September 30, 2025 and March 31, 2025 were as follows:

	At September 30, 2025	At March 31, 2025

	(In millions)
Cash and deposits with banks	¥73,348,716	¥76,669,401
Call loans and bills bought	5,702,966	5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed	21,923,897	22,076,009
Trading assets	5,825,732	6,176,613
Derivative financial instruments	8,306,494	8,313,016
Financial assets at fair value through profit or loss	2,254,221	2,902,969
Investment securities	33,184,239	33,546,133
Loans and advances	127,088,662	125,190,819
Investments in associates and joint ventures	1,817,612	1,588,820
Property, plant and equipment	1,328,317	1,319,002
Intangible assets	1,151,853	1,091,194
Other assets	8,607,375	7,983,972
Current tax assets	46,697	43,157
Deferred tax assets	89,104	63,176

Total assets	¥290,675,885	¥292,165,070

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.

At September 30, 2025, our loans and advances were ¥127,088,662 million, or 44% of total assets, representing an increase of ¥1,897,843 million, or 2%, from ¥125,190,819 million at March 31, 2025. The increase in loans and advances to domestic customers was primarily due to an increase in loans to domestic corporate customers, reflecting our efforts to capture the steady demand for financing amid robust business activities. The decrease in loans and advances to foreign customers was primarily due to the translation impact of the appreciation of the yen, although our balance of loans and advances in foreign currency increased, reflecting our efforts to meet corporate customers’ financing needs reflecting the decrease in the market interest rate.

Domestic

Through SMBC and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2025	At March 31, 2025

	(In millions)
Manufacturing	¥12,895,991	¥12,299,303
Agriculture, forestry, fisheries and mining	274,080	254,820
Construction	1,280,861	1,118,001
Transportation, communications and public enterprises	7,634,181	6,795,140
Wholesale and retail	6,362,700	6,413,857
Finance and insurance	4,009,190	3,962,719
Real estate and goods rental and leasing	19,100,507	18,144,037
Services	5,565,053	5,277,710
Municipalities	516,543	583,750
Lease financing	26,409	21,154
Consumer(1)	17,051,080	16,806,507
Others(2)	582,484	1,563,164

Total domestic	¥75,299,079	¥73,240,162

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,975,100 million and ¥11,120,139 million at September 30, 2025 and March 31, 2025, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2025	At March 31, 2025

	(In millions)
Public sector	¥681,149	¥664,085
Financial institutions	12,801,483	12,415,685
Commerce and industry	31,963,321	32,682,288
Lease financing	246,531	300,322
Others	7,738,589	7,521,732

Total foreign	¥53,431,073	¥53,584,112

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. We incorporate forward-looking information into the expected credit losses (“ECL”) measurement by obligor grading, macroeconomic factors and additional adjustments if the current circumstances, events or conditions at the relevant portfolio level are not fully reflected in the ECL model. For additional details on the forward-looking information incorporated into the ECL measurement, refer to Note 7 “Loans and Advances” to our consolidated financial statements included elsewhere in this report.

In respect of additional ECL adjustments, we decided to make ECL adjustments for the portfolios affected by high tariff measures by the United States on its trading partner countries, the situation in Russia and Ukraine, the continuing high interest rates in foreign countries and the changes in the domestic business environment. At September 30, 2025, the additional ECL adjustments for the portfolios affected by high tariff measures by the United States on its trading partner countries was ¥32,341 million. Further, our credit risk exposure to Russian borrowers was approximately ¥170 billion and the ECL for that exposure was ¥87,382 million. In addition, the additional adjustments to the ECL allowance for the portfolios affected by the continuing high interest rates in foreign countries and for the portfolios affected by the changes in the domestic business environment were ¥11,352 million and ¥9,735 million, respectively.

For the six months ended September 30, 2025, the allowance for loan losses decreased by ¥12,302 million from ¥1,102,522 million at beginning of period to ¥1,090,220 million at end of period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥80,234 million and charge-offs of ¥107,973 million for the six months ended September 30, 2025, charge-offs exceeded the provision for loan losses and the overall allowance for loan losses decreased.

The provision for loan losses decreased by ¥33,960 million from ¥114,194 million for the six months ended September 30, 2024 to ¥80,234 million for the six months ended September 30, 2025, primarily due to a decrease in the provision for loan losses related to improvements in forecasts of future macroeconomic conditions from the fiscal year ended March 31, 2025. Charge-offs slightly decreased by ¥2,130 million from ¥110,103 million for the six months ended September 30, 2024, to ¥107,973 million for the six months ended September 30, 2025.

The following tables show the analysis of our allowance for loan losses for the six months ended September 30, 2025 and 2024.

	At September 30, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2025	¥295,352	¥251,680	¥555,490	¥1,102,522
Net transfers between stages	(9,996)	(12,567)	22,563	—
Provision (credit) for loan losses	998	(28,646)	107,882	80,234
Charge-offs(1)	—	—	107,973	107,973
Recoveries	—	—	14,713	14,713

Net charge-offs	—	—	93,260	93,260
Others(2)	(2,582)	69	3,237	724

Balance at September 30, 2025	¥283,772	¥210,536	¥595,912	¥1,090,220

	At September 30, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2024	¥196,325	¥257,542	¥525,133	¥979,000
Net transfers between stages	(4,967)	(8,002)	12,969	—
Provision (credit) for loan losses	38,391	(11,067)	86,870	114,194
Charge-offs(1)	—	—	110,103	110,103
Recoveries	—	—	10,438	10,438

Net charge-offs	—	—	99,665	99,665
Others(2)	18	(3,337)	(8,556)	(11,875)

Balance at September 30, 2024	¥229,767	¥235,136	¥516,751	¥981,654

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2025 and 2024.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but are classified by management as impaired loans and advances due to certain information about credit problems.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at September 30, 2025 and March 31, 2025 classified by domicile and type of industry of the borrowers. At September 30, 2025, gross impaired loans and advances were ¥1,390,252 million, an increase of ¥99,440 million from ¥1,290,812 million at March 31, 2025. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.1% at September 30, 2025, an increase of 0.1 percentage points from 1.0% at March 31, 2025.

	At September 30, 2025	At March 31, 2025
	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥54,085	¥58,528
Agriculture, forestry, fisheries and mining	1,647	1,672
Construction	5,476	5,929
Transportation, communications and public enterprises	18,366	20,515
Wholesale and retail	47,167	48,317
Finance and insurance	5,228	5,563
Real estate and goods rental and leasing	27,084	28,680
Services	49,116	50,698
Consumer	178,237	148,529
Others	5,844	7,984

Total domestic	392,250	376,415

Foreign:
Financial institutions	161	150
Commerce and industry	360,363	318,411
Others	99,895	93,244

Total foreign	460,419	411,805

Total	852,669	788,220

Past due three months or more (loans):
Domestic	26,630	23,411
Foreign	25,999	51,051

Total	52,629	74,462

Restructured (loans):
Domestic	229,801	229,075
Foreign	127,251	75,184

Total	357,052	304,259

Other impaired (loans and advances):
Domestic	123,724	121,936
Foreign	4,178	1,935

Total	127,902	123,871

Gross impaired loans and advances	1,390,252	1,290,812

Less: Allowance for loan losses for impaired loans and advances	(595,912)	(555,490)

Net impaired loans and advances	¥794,340	¥735,322

Investment Securities

Our investment securities, consisting of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥33,184,239 million at September 30, 2025, a decrease of ¥361,894 million, or 1%, from ¥33,546,133 million at March 31, 2025. The decrease in our investment securities was primarily due to a decrease in our holdings of Japanese government bonds.

Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.

Our debt instruments at amortized cost amounted to ¥1,807,246 million at September 30, 2025, an increase of ¥1,440,249 million, or 392%, from ¥366,997 million at March 31, 2025, primarily due to an increase in our holdings of Japanese government bonds.

Domestic debt instruments at fair value through other comprehensive income amounted to ¥10,614,690 million at September 30, 2025, a decrease of ¥2,034,554 million, or 16%, from ¥12,649,244 million at March 31, 2025. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥15,208,747 million of foreign debt instruments at September 30, 2025, which was a decrease of ¥150,289 million, or 1%, from ¥15,359,036 million at March 31, 2025. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The decrease was primarily due to a decrease in our holdings of mortgage-backed securities.

We had ¥3,663,199 million of domestic equity instruments and ¥1,890,357 million of foreign equity instruments at September 30, 2025, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥300,203 million, or 9%, from ¥3,362,996 million at March 31, 2025. Net unrealized gains on our domestic equity instruments increased by ¥356,470 million, or 15%, from ¥2,335,356 million at March 31, 2025 to ¥2,691,826 million at September 30, 2025. The increase was primarily due to an increase in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments decreased by ¥1,870 million, or 0%, from ¥1,345,439 million at March 31, 2025 to ¥1,343,569 million at September 30, 2025.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2025 and March 31, 2025.

	At September 30, 2025
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥1,532,359	¥—	¥11,765	¥1,520,594
Japanese municipal bonds	151,890	—	3,607	148,283
Japanese corporate bonds	12,984	—	289	12,695

Total domestic	1,697,233	—	15,661	1,681,572

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	77,233	211	377	77,067
Mortgage-backed securities	12,917	61	65	12,913
Other debt instruments	19,863	—	—	19,863

Total foreign	110,013	272	442	109,843

Total	¥1,807,246	¥272	¥16,103	¥1,791,415

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,330,050	¥275	¥52,737	¥9,277,588
Japanese municipal bonds	794,759	—	41,223	753,536
Japanese corporate bonds	641,996	—	58,952	583,044
Other debt instruments	522	—	—	522

Total domestic	10,767,327	275	152,912	10,614,690

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,752,865	22,501	188,512	5,586,854
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,638,407	12,700	123,366	4,527,741
Mortgage-backed securities	4,052,881	36,526	141,024	3,948,383
Other debt instruments	1,141,544	4,367	142	1,145,769

Total foreign	15,585,697	76,094	453,044	15,208,747

Total	¥26,353,024	¥76,369	¥605,956	¥25,823,437

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥971,373	¥2,703,318	¥11,492	¥3,663,199
Foreign equity instruments	546,788	1,374,946	31,377	1,890,357

Total	¥1,518,161	¥4,078,264	¥42,869	¥5,553,556

	At March 31, 2025
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥109,550	¥—	¥1,893	¥107,657
Japanese municipal bonds	151,882	—	3,980	147,902
Japanese corporate bonds	12,982	—	300	12,682

Total domestic	274,414	—	6,173	268,241

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	66,896	172	339	66,729
Mortgage-backed securities	13,876	12	224	13,664
Other debt instruments	11,811	—	—	11,811

Total foreign	92,583	184	563	92,204

Total	¥366,997	¥184	¥6,736	¥360,445

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥11,232,788	¥120	¥52,362	¥11,180,546
Japanese municipal bonds	864,378	—	41,803	822,575
Japanese corporate bonds	697,264	—	51,662	645,602
Other debt instruments	521	—	—	521

Total domestic	12,794,951	120	145,827	12,649,244

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,770,587	14,684	246,220	5,539,051
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,649,220	7,557	125,158	4,531,619
Mortgage-backed securities	4,382,645	24,871	169,465	4,238,051
Other debt instruments	1,049,283	1,827	795	1,050,315

Total foreign	15,851,735	48,939	541,638	15,359,036

Total	¥28,646,686	¥49,059	¥687,465	¥28,008,280

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥1,027,640	¥2,355,292	¥19,936	¥3,362,996
Foreign equity instruments	462,421	1,397,871	52,432	1,807,860

Total	¥1,490,061	¥3,753,163	¥72,368	¥5,170,856

(1)	“Amortized cost” for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2025 and March 31, 2025.

	At September 30, 2025
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥1,427,569	¥10,224	¥93,025	¥1,541	¥1,520,594	¥11,765
Japanese municipal bonds	4,887	114	143,396	3,493	148,283	3,607
Japanese corporate bonds	—	—	12,695	289	12,695	289

Total domestic	1,432,456	10,338	249,116	5,323	1,681,572	15,661

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	17,394	298	14,636	79	32,030	377
Mortgage-backed securities	7,274	58	867	7	8,141	65
Other debt instruments	—	—	—	—	—	—

Total foreign	24,668	356	15,503	86	40,171	442

Total	¥1,457,124	¥10,694	¥264,619	¥5,409	¥1,721,743	¥16,103

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,125,168	¥23,766	¥1,132,273	¥28,971	¥6,257,441	¥52,737
Japanese municipal bonds	764	8	752,763	41,215	753,527	41,223
Japanese corporate bonds	512	9	582,527	58,943	583,039	58,952
Other debt instruments	—	—	—	—	—	—

Total domestic	5,126,444	23,783	2,467,563	129,129	7,594,007	152,912

Foreign:
U.S. Treasury and other U.S. government agency bonds	556,518	1,024	3,041,662	187,488	3,598,180	188,512
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	2,581,161	15,649	388,517	107,717	2,969,678	123,366
Mortgage-backed securities	438,273	425	864,617	140,599	1,302,890	141,024
Other debt instruments	206,636	82	9,940	60	216,576	142

Total foreign	3,782,588	17,180	4,304,736	435,864	8,087,324	453,044

Total	¥8,909,032	¥40,963	¥6,772,299	¥564,993	¥15,681,331	¥605,956

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥8,752	¥1,038	¥19,324	¥10,454	¥28,076	¥11,492
Foreign equity instruments	145,076	24,453	9,839	6,924	154,915	31,377

Total	¥153,828	¥25,491	¥29,163	¥17,378	¥182,991	¥42,869

	At March 31, 2025
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥30,483	¥495	¥77,174	¥1,398	¥107,657	¥1,893
Japanese municipal bonds	25,725	586	122,177	3,394	147,902	3,980
Japanese corporate bonds	7,814	175	4,868	125	12,682	300

Total domestic	64,022	1,256	204,219	4,917	268,241	6,173

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	12,925	244	20,613	95	33,538	339
Mortgage-backed securities	9,663	173	1,595	51	11,258	224
Other debt instruments	—	—	—	—	—	—

Total foreign	22,588	417	22,208	146	44,796	563

Total	¥86,610	¥1,673	¥226,427	¥5,063	¥313,037	¥6,736

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,203,842	¥5,573	¥1,458,266	¥46,789	¥10,662,108	¥52,362
Japanese municipal bonds	2,027	57	820,537	41,746	822,564	41,803
Japanese corporate bonds	—	—	645,589	51,662	645,589	51,662
Other debt instruments	—	—	—	—	—	—

Total domestic	9,205,869	5,630	2,924,392	140,197	12,130,261	145,827

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,100,245	11,191	2,644,357	235,029	3,744,602	246,220
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	2,748,057	20,580	380,055	104,578	3,128,112	125,158
Mortgage-backed securities	1,044,244	9,339	903,629	160,126	1,947,873	169,465
Other debt instruments	365,688	718	9,923	77	375,611	795

Total foreign	5,258,234	41,828	3,937,964	499,810	9,196,198	541,638

Total	¥14,464,103	¥47,458	¥6,862,356	¥640,007	¥21,326,459	¥687,465

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥38,342	¥6,251	¥20,913	¥13,685	¥59,255	¥19,936
Foreign equity instruments	82,893	20,619	50,446	31,813	133,339	52,432

Total	¥121,235	¥26,870	¥71,359	¥45,498	¥192,594	¥72,368

Trading Assets

The following table shows our trading assets at September 30, 2025 and March 31, 2025. Our trading assets were ¥5,825,732 million at September 30, 2025, a decrease of ¥350,881 million from ¥6,176,613 million at March 31, 2025. The decrease was primarily due to a decrease in our holdings of Japanese government bonds, which was partially offset by an increase in our holdings of U.S. Treasury and other U.S. government agency bonds.

	At September 30, 2025	At March 31, 2025

	(In millions)
Debt instruments	¥5,224,603	¥5,511,465
Equity instruments	601,129	665,148

Total trading assets	¥5,825,732	¥6,176,613

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2025 and March 31, 2025. The fair value was ¥2,254,221 million at September 30, 2025, a decrease of ¥648,748 million from ¥2,902,969 million at March 31, 2025. The decrease was primarily due to a decrease in our holdings of investment funds.

	At September 30, 2025	At March 31, 2025

	(In millions)
Debt instruments	¥2,160,172	¥2,820,665
Equity instruments	94,049	82,304

Total financial assets at fair value through profit or loss	¥2,254,221	¥2,902,969

Liabilities

Our total liabilities decreased by ¥2,633,860 million from ¥275,676,476 million at March 31, 2025 to ¥273,042,616 million at September 30, 2025, primarily due to decreases in deposits and borrowings.

The following table shows our liabilities at September 30, 2025 and March 31, 2025.

	At September 30, 2025	At March 31, 2025

	(In millions)
Deposits	¥187,712,124	¥190,022,742
Call money and bills sold	3,613,678	4,378,277
Repurchase agreements and cash collateral on securities lent	28,145,501	27,791,101
Trading liabilities	4,187,484	4,838,439
Derivative financial instruments	9,279,351	9,303,258
Financial liabilities designated at fair value through profit or loss	630,618	597,846
Borrowings	11,523,632	12,697,699
Debt securities in issue	15,185,629	14,387,415
Provisions	303,556	333,301
Other liabilities	11,826,470	10,821,441
Current tax liabilities	232,324	239,190
Deferred tax liabilities	402,249	265,767

Total liabilities	¥273,042,616	¥275,676,476

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits, and negotiable certificates of deposit. Domestic deposits, 73% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities), and financial institutions.

SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit.

Our deposit balances at September 30, 2025 were ¥187,712,124 million, a decrease of ¥2,310,618 million from ¥190,022,742 million at March 31, 2025, primarily due to a decrease in deposits at domestic offices. This decrease was primarily due to a decrease in deposits from corporate customers, which was partially offset by an increase in deposits from individual customers through our acquisition initiatives.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2025 and March 31, 2025.

	At September 30, 2025	At March 31, 2025

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥27,549,038	¥29,902,509
Interest-bearing demand deposits	73,607,039	74,165,956
Deposits at notice	597,163	593,258
Time deposits	21,609,169	21,825,843
Negotiable certificates of deposit	3,827,901	4,264,295
Others	10,542,723	10,222,280

Total domestic offices	137,733,033	140,974,141

Foreign offices:
Non-interest-bearing demand deposits	2,888,086	3,032,855
Interest-bearing demand deposits	6,437,915	6,204,646
Deposits at notice	15,071,164	14,062,549
Time deposits	13,081,285	12,656,739
Negotiable certificates of deposit	12,232,989	12,911,097
Others	267,652	180,715

Total foreign offices	49,979,091	49,048,601

Total deposits	¥187,712,124	¥190,022,742

Borrowings

Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At September 30, 2025, our borrowings were ¥11,523,632 million, a decrease of ¥1,174,067 million, or 9%, from ¥12,697,699 million at March 31, 2025, primarily due to a decrease in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2025 and March 31, 2025.

	At September 30, 2025	At March 31, 2025

	(In millions)
Unsubordinated borrowings	¥9,928,437	¥11,043,243
Subordinated borrowings	124,092	130,971
Liabilities associated with securitization transactions	1,060,529	1,129,695
Lease liabilities	410,574	393,790

Total borrowings	¥11,523,632	¥12,697,699

Debt Securities in Issue

Debt securities in issue at September 30, 2025 were ¥15,185,629 million, an increase of ¥798,214 million, or 6%, from ¥14,387,415 million at March 31, 2025, primarily due to increases in commercial paper and unsubordinated bonds.

	At September 30, 2025	At March 31, 2025

	(In millions)
Commercial paper	¥4,107,935	¥3,571,097
Unsubordinated bonds	9,701,975	9,541,764
Subordinated bonds	1,375,719	1,274,554

Total debt securities in issue	¥15,185,629	¥14,387,415

Total Equity

Our total equity increased by ¥1,144,675 million from ¥16,488,594 million at March 31, 2025 to ¥17,633,269 million at September 30, 2025, primarily due to an increase in retained earnings. The increase in retained earnings mainly reflected our net profit.

	At September 30, 2025	At March 31, 2025

	(In millions)
Capital stock	¥2,346,888	¥2,345,961
Capital surplus	664,280	663,063
Retained earnings	8,455,310	7,836,548
Treasury stock	(38,638)	(38,512)

Equity excluding other reserves	11,427,840	10,807,060
Other reserves	3,918,430	3,663,135

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	15,346,270	14,470,195
Non-controlling interests	156,810	150,022
Equity attributable to other equity instruments holders	2,130,189	1,868,377

Total equity	¥17,633,269	¥16,488,594

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits decreased by ¥2,310,618 million from ¥190,022,742 million at March 31, 2025 to ¥187,712,124 million at September 30, 2025. The balance of deposits at September 30, 2025 exceeded the balance of loans and advances by ¥60,623,462 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 68%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2025	At March 31, 2025

	(In millions)
Loans and advances	¥127,088,662	¥125,190,819
Deposits	187,712,124	190,022,742

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Global Markets Business Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K., (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at November 30, 2025.

At November 30, 2025
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A-	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at November 30, 2025.

At November 30, 2025
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR and NSFR standard issued by the BCBS in January 2013 and October 2014, respectively. Under these guidelines, banks and bank holding companies with international operations must maintain LCRs and NSFRs of at least 100% on both a consolidated basis and a nonconsolidated basis. The following tables show the Company’s and SMBC’s LCRs for the three months ended September 30, 2025 and NSFRs at September 30, 2025. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR and NSFR guidelines.

Liquidity coverage ratio:

For the three months ended September 30, 2025(1)
SMFG (consolidated)	132.0%
SMBC (consolidated)	138.3%
SMBC (nonconsolidated)	144.1%

(1)

Under the FSA’s LCR guidelines, the LCR for the three months ended September 30, 2025 is set as the three-month average of daily LCRs for the same three months, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

Net stable funding ratio:

At September 30, 2025(1)
SMFG (consolidated)	113.2%
SMBC (consolidated)	120.3%
SMBC (nonconsolidated)	119.3%

(1)	Under the FSA’s NSFR guidelines, the NSFR is calculated by dividing the available amount of stable funding by the required amount of stable funding.

For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2025.

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal ratings-based (“IRB”) approach and the advanced IRB approach for measuring credit risk. Banks are permitted to calculate the Internal Loss Multiplier (“ILM”) using internal loss data for measuring operational risk, provided that specific conditions are met. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for measuring credit risk, and to calculate the ILM with internal loss data for measuring operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and SMBC have adopted the advanced IRB approach for measuring credit risk since March 2009 and the standardized measurement approach by using the ILM for measuring operational risk since March 2024.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively, since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively, since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances and we are required to hold a countercyclical buffer of 0.17% at September 30, 2025.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination is 1%. The FSB updates its list of G-SIBs on an annual basis.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement, Tier 1 capital requirement and total capital requirement have been 4.5%, 6% and 8%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 2016 and have been fully applied from March 2019 under the FSA capital adequacy guidelines.

In December 2017, the Group of Central Bank Governors and Heads of Supervision finalized the Basel III regulatory reforms, and Japanese regulations in accordance with the finalized reforms have been applied to banks and bank holding companies with international operations since March 2024. For further information regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2025.

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 2015, to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.

In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which takes the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for G-SIBs were implemented as a Pillar 1 measurement from January 2023.

In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis for banks and on a consolidated basis for bank holding companies.

In June 2020, the FSA published and implemented amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. In July 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidelines, the leverage ratio buffer requirement for G-SIBs in Japan took effect from March 31, 2023, while the finalized definition of the leverage ratio exposure measure took effect from March 31, 2024, except for banks that had notified the FSA that they wished to apply the amended requirements earlier. Furthermore, in November 2022, the FSA published amendments to its guidelines for the leverage ratio, which provided that, effective from April 1, 2024, the minimum leverage ratio was increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio was increased from 6.75% to 7.10% and the leverage buffer applicable to G-SIBs was increased by 0.05%, while continuing to exclude amounts of deposits with the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2025 and March 31, 2025, based on the Basel III rules.

	At September 30, 2025	At March 31, 2025

	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.62%	15.18%
Tier 1 risk-weighted capital ratio	14.59%	14.23%
Common Equity Tier 1 risk-weighted capital ratio	12.59%	12.44%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥14,813.2	¥14,144.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	13,838.4	13,258.8
Common Equity Tier 1 capital	11,937.7	11,585.1
Risk-weighted assets	94,789.4	93,117.1
The amount of minimum total capital requirements(1)	7,583.2	7,449.4

Leverage ratio	5.17%	5.01%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, unrealized gains and losses included in accumulated other comprehensive income, and non-controlling interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Non-controlling interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction.

Additional Tier 1 capital consists primarily of perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital and have been fully counted as Common Equity Tier 1 capital since March 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at September 30, 2025 and March 31, 2025 on a consolidated and nonconsolidated basis.

	At September 30, 2025	At March 31, 2025

	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	16.96%	16.78%
Tier 1 risk-weighted capital ratio	15.45%	15.32%
Common Equity Tier 1 risk-weighted capital ratio	12.33%	12.50%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥13,910.2	¥13,593.3
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	12,675.1	12,410.7
Common Equity Tier 1 capital	10,113.4	10,129.9
Risk-weighted assets	82,010.8	81,008.5
The amount of minimum total capital requirements(1)	6,560.9	6,480.7

Leverage ratio	5.12%	5.10%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	15.71%	14.72%
Tier 1 risk-weighted capital ratio	13.92%	13.03%
Common Equity Tier 1 risk-weighted capital ratio	10.55%	10.01%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,680.9	¥10,832.3
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,351.3	9,589.8
Common Equity Tier 1 capital	7,848.0	7,365.2
Risk-weighted assets	74,346.6	73,556.5
The amount of minimum total capital requirements(1)	5,947.7	5,884.5

Leverage ratio	4.75%	4.41%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2025, the capital adequacy ratio was 375.5% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form 20-F for the fiscal year ended March 31, 2025. There were no material changes in our risk management system for the six months ended September 30, 2025.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2025. There were no material changes in our credit risk management system for the six months ended September 30, 2025.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2025.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the potential losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the equity holding investment portfolio); and

•	an observation period of four years (ten years for the equity holding investment portfolio).

This method is reviewed periodically and refined, if necessary.

VaR Summary

The following tables set forth our VaR for trading activities and non-trading activities by risk categories for the six months ended September 30, 2025.

VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)

	(In billions)
For the six months ended September 30, 2025:
SMBC Consolidated
Maximum	¥12.0	¥9.1	¥1.5	¥23.9	¥29.3
Minimum	5.9	4.8	0.2	15.6	21.5
Daily average	8.8	6.8	0.6	19.7	25.3
At September 30, 2025	11.3	7.9	0.4	23.8	28.6
At March 31, 2025	5.7	5.4	0.2	19.1	23.9

SMFG Consolidated
Maximum	¥24.2	¥10.7	¥8.3	¥23.9	¥47.6
Minimum	16.0	6.5	2.8	15.6	38.3
Daily average	20.6	8.5	4.3	19.7	42.2
At September 30, 2025	21.9	9.9	5.6	23.8	46.2
At March 31, 2025	18.3	7.1	3.0	19.1	40.8

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book.

VaR for Non-Trading Activities

• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)

	(In billions)
For the six months ended September 30, 2025:
SMBC Consolidated
Maximum	¥108.8	¥1.1	¥32.2	¥0.0	¥109.2
Minimum	66.2	0.0	19.8	0.0	63.8
Daily average	83.4	0.3	23.0	0.0	84.9
At September 30, 2025	103.6	0.1	20.0	0.0	106.8
At March 31, 2025	61.3	0.1	32.6	0.0	62.5

SMFG Consolidated
Maximum	¥110.1	¥1.1	¥32.2	¥0.0	¥110.5
Minimum	67.3	0.0	19.8	0.0	64.9
Daily average	84.7	0.3	23.0	0.0	86.1
At September 30, 2025	104.9	0.1	20.0	0.0	108.1
At March 31, 2025	62.5	0.1	32.6	0.0	63.6

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Equity Holding Investment

Equities risk
(In billions)
For the six months ended September 30, 2025:
SMBC Consolidated
Maximum	¥1,213.1
Minimum	832.8
Daily average	1,033.1
At September 30, 2025	1,174.9
At March 31, 2025	960.3

SMFG Consolidated
Maximum	¥1,561.6
Minimum	1,147.9
Daily average	1,385.8
At September 30, 2025	1,518.3
At March 31, 2025	1,323.4

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results, including from the trading accounts.

Stress Tests

To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.

Interest Rate Risk

To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be at the longest, ten years, and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at September 30, 2025 and March 31, 2025, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15%, and the ratios for SMBC on a consolidated basis at September 30, 2025 and March 31, 2025 were 4.5% and 3.0%, respectively, and those for SMFG on a consolidated basis at September 30, 2025 and March 31, 2025 were 4.1% and 2.9%, respectively.

ΔNII is defined as a decline in interest income over a 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking 12-month period.

	At September 30, 2025		At March 31, 2025
	ΔEVE	ΔNII	ΔEVE		ΔNII

	(In billions)
SMBC Consolidated
Parallel shock up	¥573.1	¥(266.5)		¥378.3	¥(251.5)
Parallel shock down	87.1	396.3		107.4	378.6
Steepener shock	49.3	—		19.2	—
Flattener shock	277.4	—		281.4	—
Short rate shock up	340.1	—		342.4	—
Short rate shock down	7.0	—		11.5	—
Maximum	573.1	396.3		378.3	378.6

	At September 30, 2025		At March 31, 2025

	(In billions)
Tier 1 Capital	¥	12,675.1	¥		12,410.7

	At September 30, 2025		At March 31, 2025
	ΔEVE	ΔNII	ΔEVE		ΔNII
	(In billions)
SMFG Consolidated
Parallel shock up	¥573.1	¥(266.5)		¥378.3	¥(251.5)
Parallel shock down	87.1	396.3		107.4	378.6
Steepener shock	49.3	—		19.2	—
Flattener shock	277.4	—		281.4	—
Short rate shock up	340.1	—		342.4	—
Short rate shock down	7.0	—		11.5	—
Maximum	573.1	396.3		378.3	378.6

	At September 30, 2025		At March 31, 2025

	(In billions)
Tier 1 Capital	¥	13,838.4	¥		13,258.8

Note:

ΔEVE and ΔNII are calculated by currency at the SMBC consolidated level and the results are aggregated across the various currencies. For ΔNII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Consolidated Statements of Financial Position (Unaudited)

	Note	At September 30, 2025	At March 31, 2025

		(In millions)
Assets:
Cash and deposits with banks		¥73,348,716	¥76,669,401
Call loans and bills bought		5,702,966	5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed		21,923,897	22,076,009
Trading assets		5,825,732	6,176,613
Derivative financial instruments	5	8,306,494	8,313,016
Financial assets at fair value through profit or loss		2,254,221	2,902,969
Investment securities	6	33,184,239	33,546,133
Loans and advances	7	127,088,662	125,190,819
Investments in associates and joint ventures		1,817,612	1,588,820
Property, plant and equipment		1,328,317	1,319,002
Intangible assets		1,151,853	1,091,194
Other assets		8,607,375	7,983,972
Current tax assets		46,697	43,157
Deferred tax assets		89,104	63,176

Total assets		¥290,675,885	¥292,165,070

Liabilities:
Deposits		¥187,712,124	¥190,022,742
Call money and bills sold		3,613,678	4,378,277
Repurchase agreements and cash collateral on securities lent		28,145,501	27,791,101
Trading liabilities		4,187,484	4,838,439
Derivative financial instruments	5	9,279,351	9,303,258
Financial liabilities designated at fair value through profit or loss		630,618	597,846
Borrowings	8	11,523,632	12,697,699
Debt securities in issue	9	15,185,629	14,387,415
Provisions	10	303,556	333,301
Other liabilities		11,826,470	10,821,441
Current tax liabilities		232,324	239,190
Deferred tax liabilities		402,249	265,767

Total liabilities		273,042,616	275,676,476

Equity:
Capital stock	11	2,346,888	2,345,961
Capital surplus		664,280	663,063
Retained earnings		8,455,310	7,836,548
Treasury stock	11	(38,638)	(38,512)

Equity excluding other reserves		11,427,840	10,807,060
Other reserves		3,918,430	3,663,135

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		15,346,270	14,470,195
Non-controlling interests		156,810	150,022
Equity attributable to other equity instruments holders	12	2,130,189	1,868,377

Total equity		17,633,269	16,488,594

Total equity and liabilities		¥290,675,885	¥292,165,070

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements (Unaudited)

		For the six months ended September 30,
	Note	2025	2024

		(In millions, except per share data)
Interest income		¥3,393,743	¥3,342,131
Interest expense		2,038,251	2,157,113

Net interest income		1,355,492	1,185,018

Fee and commission income	13	850,793	788,350
Fee and commission expense		154,302	150,434

Net fee and commission income		696,491	637,916

Net trading loss		(9,833)	(179,020)
Net income (loss) from financial assets and liabilities at fair value through profit or loss		137,549	(10,731)
Net investment income		70,018	72,343
Net gains (losses) arising from derecognition of financial assets at amortized cost (1)		1,777	(1,822)
Other income (1)		114,319	40,982

Total operating income (1)		2,365,813	1,744,686

Impairment charges on financial assets	14	71,815	105,062

Net operating income (1)		2,293,998	1,639,624

General and administrative expenses		1,251,493	1,186,749
Other expenses (1)		145,870	182,141

Operating expenses (1)		1,397,363	1,368,890

Share of post-tax profit of associates and joint ventures		68,534	47,454

Profit before tax		965,169	318,188

Income tax expense		192,292	52,692

Net profit		¥772,877	¥265,496

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥742,848	¥250,215
Non-controlling interests		8,430	2,127
Other equity instruments holders		21,599	13,154

Earnings per share (2) :
Basic	15	¥192.60	¥63.75
Diluted	15	192.56	63.74

(1)
For the six months ended September 30, 2025, the Group presented “Net gains (losses) arising from derecognition of financial assets at amortized cost” as a separate line item in the consolidated income statements. This line item was not presented separately in the same period in the previous year but was included within “Other income” and “Other expenses.” The comparative amounts have been restated to conform to the current presentation.

(2)
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2025	2024

	(In millions)
Net profit	¥772,877	¥265,496

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	52,952	10,356
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	623,850	(291,120)
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	711	2,747
Share of other comprehensive income (loss) of associates and joint ventures	2,374	675
Income tax relating to items that will not be reclassified	(211,131)	83,756

Total items that will not be reclassified to profit or loss, net of tax	468,756	(193,586)

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	115,212	303,502
Reclassification adjustments for (gains) losses included in net profit, before tax	(28,382)	(50,202)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(53,905)	(125,705)
Reclassification adjustments for (gains) losses included in net profit, before tax	39,944	—
Share of other comprehensive income (loss) of associates and joint ventures	(38,535)	45,804
Income tax relating to items that may be reclassified	(31,379)	(77,513)

Total items that may be reclassified subsequently to profit or loss, net of tax	2,955	95,886

Other comprehensive income (loss), net of tax	471,711	(97,700)

Total comprehensive income	¥1,244,588	¥167,796

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,214,532	¥152,920
Non-controlling interests	8,457	1,722
Other equity instruments holders	21,599	13,154

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity (Unaudited)

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at April 1, 2024	¥2,344,038	¥663,265	¥7,769,222	¥(167,671)	¥159,724	¥2,507,275	¥1,177	¥1,402,658	¥14,679,688	¥137,066	¥1,462,344	¥16,279,098

Comprehensive income:
Net profit	—	—	250,215	—	—	—	—	—	250,215	2,127	13,154	265,496
Other comprehensive income	—	—	—	—	6,293	(23,432)	1,906	(82,062)	(97,295)	(405)	—	(97,700)

Total comprehensive income	—	—	250,215	—	6,293	(23,432)	1,906	(82,062)	152,920	1,722	13,154	167,796

Issuance of shares under share-based payment transactions	1,923	1,922	—	—	—	—	—	—	3,845	—	—	3,845
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	222,895	222,895
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	15	—	15
Transaction with non-controlling interest shareholders	—	(232)	—	—	—	—	—	—	(232)	232	—	—
Dividends to shareholders	—	—	(177,382)	—	—	—	—	—	(177,382)	(5,982)	—	(183,364)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(13,154)	(13,154)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(2,587)	(2,587)
Purchases of treasury stock	—	—	—	(101,577)	—	—	—	—	(101,577)	—	—	(101,577)
Sales of treasury stock	—	—	—	486	—	—	—	—	486	—	—	486
Loss on sales of treasury stock	—	—	(340)	—	—	—	—	—	(340)	—	—	(340)
Cancellation of treasury stock	—	—	(234,660)	234,660	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(2,276)	—	—	—	—	—	—	(2,276)	—	—	(2,276)
Transfer from other reserves to retained earnings	—	—	221,607	—	(21,388)	(200,219)	—	—	—	—	—	—
Others	—	(40)	1	—	—	—	—	—	(39)	(166)	—	(205)

Balance at September 30, 2024	¥2,345,961	¥662,639	¥7,828,663	¥(34,102)	¥144,629	¥2,283,624	¥3,083	¥1,320,596	¥14,555,093	¥132,887	¥1,682,652	¥16,370,632

Balance at April 1, 2025	¥2,345,961	¥663,063	¥7,836,548	¥(38,512)	¥87,504	¥2,160,119	¥7,675	¥1,407,837	¥14,470,195	¥150,022	¥1,868,377	¥16,488,594
Comprehensive income:
Net profit	—	—	742,848	—	—	—	—	—	742,848	8,430	21,599	772,877
Other comprehensive income	—	—	—	—	36,340	488,880	487	(54,023)	471,684	27	—	471,711

Total comprehensive income	—	—	742,848	—	36,340	488,880	487	(54,023)	1,214,532	8,457	21,599	1,244,588

Issuance of shares under share-based payment transactions	927	927	—	—	—	—	—	—	1,854	—	—	1,854
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	268,870	268,870
Transaction with non-controlling interest shareholders	—	(1)	—	—	—	—	—	—	(1)	1,201	—	1,200
Dividends to shareholders	—	—	(240,203)	—	—	—	—	—	(240,203)	(4,124)	—	(244,327)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(21,599)	(21,599)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(7,058)	(7,058)
Purchases of treasury stock	—	—	—	(100,579)	—	—	—	—	(100,579)	—	—	(100,579)
Sales of treasury stock	—	—	—	462	—	—	—	—	462	—	—	462
Loss on sales of treasury stock	—	—	(280)	—	—	—	—	—	(280)	—	—	(280)
Cancellation of treasury stock	—	—	(99,991)	99,991	—	—	—	—	—	—	—	—
Share-based payment transactions	—	332	—	—	—	—	—	—	332	—	—	332
Transfer from other reserves to retained earnings	—	—	216,389	—	(29,403)	(186,986)	—	—	—	—	—	—
Others	—	(41)	(1)	—	—	—	—	—	(42)	1,254	—	1,212

Balance at September 30, 2025	¥2,346,888	¥664,280	¥8,455,310	¥(38,638)	¥94,441	¥2,462,013	¥8,162	¥1,353,814	¥15,346,270	¥156,810	¥2,130,189	¥17,633,269

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended September 30,
	2025	2024

	(In millions)
Operating Activities:
Profit before tax	¥965,169	¥318,188
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	(91,418)	34,833
Foreign exchange gains	(383,131)	(2,286)
Provision for loan losses	80,234	114,194
Depreciation and amortization	163,782	166,616
Share of post-tax profit of associates and joint ventures	(68,534)	(47,454)
Net changes in assets and liabilities:
Net increase of term deposits with original maturities over three months	(116,059)	(21,450)
Net (increase) decrease of call loans and bills bought	(403,643)	973,729
Net increase of reverse repurchase agreements and cash collateral on securities borrowed	(134,891)	(5,384,745)
Net (increase) decrease of loans and advances	(1,909,668)	2,633,881
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	(258,943)	(873,356)
Net decrease of deposits	(2,511,542)	(3,255,313)
Net increase (decrease) of call money and bills sold	(769,542)	1,073,503
Net increase of repurchase agreements and cash collateral on securities lent	649,556	1,632,445
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(516,424)	180,100
Income taxes paid—net	(340,355)	(278,311)
Other operating activities—net	(157,480)	950,378

Net cash and cash equivalents used in operating activities	(5,802,889)	(1,785,048)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(21,651,874)	(23,896,123)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	9,366,310	10,974,659
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	14,924,868	11,321,558
Acquisitions of subsidiaries and businesses, net of cash and cash equivalents acquired	(6,585)	—
Investments in associates and joint ventures	(285,863)	(10,842)
Proceeds from sales of investments in associates and joint ventures	12,841	1,065
Purchases of property, plant and equipment	(54,206)	(36,144)
Purchases of intangible assets	(132,589)	(117,030)
Proceeds from sales of property, plant and equipment	2,578	2,461

Net cash and cash equivalents provided by (used in) investing activities	2,175,480	(1,760,396)

Financing Activities:
Redemption of subordinated borrowings	(8,000)	(10,000)
Proceeds from issuance of subordinated bonds	145,981	252,667
Redemption of subordinated bonds	(42,000)	(367,365)
Payments for the principal portion of lease liabilities	(46,792)	(47,659)
Proceeds from issuance of other equity instruments	268,870	222,895
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(240,053)	(177,364)
Dividends paid to non-controlling interest shareholders	(4,124)	(5,982)
Coupons paid to other equity instruments holders	(21,599)	(13,154)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(100,397)	(101,431)
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	(7,058)	(2,587)
Transactions with non-controlling interest shareholders—net	1,200	—

Net cash and cash equivalents used in financing activities	(53,972)	(249,980)

Effect of exchange rate changes on cash and cash equivalents	235,738	(226,137)

Net decrease of cash and cash equivalents	(3,445,643)	(4,021,561)
Cash and cash equivalents at beginning of period	75,250,124	77,437,806

Cash and cash equivalents at end of period	¥71,804,481	¥73,416,245

Net cash and cash equivalents used in operating activities includes:
Interest and dividends received	¥3,637,680	¥3,505,605
Interest paid	1,999,929	2,207,334

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION
Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established in December 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (
kabushiki-iten
) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (
Kabushiki Kaisha
) incorporated under the Companies Act of Japan. Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly-owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (Prime Market), with further listing on the Nagoya Stock Exchange (Premier Market). The Company’s American Depositary Shares are listed on the New York Stock Exchange.
The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 24, 2025.

2	SUMMARY OF MATERIAL ACCOUNTING POLICIES
Basis of Preparation
The interim consolidated financial statements, including selected explanatory notes, of the Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the fiscal year ended March 31, 2025, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB, which the Group refers to as “IFRS.”
Material Accounting Policies
The material accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the fiscal year ended March 31, 2025.
For the six months ended September 30, 2025, a number of amendments to standards have become effective; however, they have not resulted in any material impact on the Group’s interim consolidated financial statements.
Recent Accounting Pronouncements
The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
In September 2014, the IASB issued narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued
Effective Date of Amendments to IFRS 10 and IAS 28
to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
In May 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” to address diversity in accounting practice by making the requirements more understandable and consistent. The amendments clarify the classification of financial assets with environmental, social and corporate governance and similar features by clarifying how the contractual cash flows on such loans should be assessed. The amendments also clarify the date on which a financial asset or financial liability settled via electronic cash transfers is derecognized. In addition, the amendments require additional disclosure to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features, such as features tied to
ESG-linked
targets. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have a material impact on the Group’s consolidated financial statements.
Annual Improvements to IFRS Accounting Standards – Volume 11
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, which includes amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 7 and its accompanying “Guidance on Implementing IFRS 7,” IFRS 9, IFRS 10 and IAS 7 “Statement of Cash Flows.” These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of these standards. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have a material impact on the Group’s consolidated financial statements.
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)
In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to help entities better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the own-use
requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have a material impact on the Group’s consolidated financial statements.
IFRS 18 “Presentation and Disclosure in Financial Statements”
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 “Presentation of Financial Statements,” to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures, referred to as management-defined performance measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve entities’ reporting of financial performance and give investors a better basis for analyzing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.
Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21)
In November 2025, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to clarify how entities should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. The narrow-scope amendments are expected to reduce diversity in practice and provide a clearer basis for reporting in a hyperinflationary currency. The amendments are effective for annual periods beginning on or after January 1, 2027. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. For information on the estimation of the allowance for loan losses which reflects the current and forward-looking impact of the situation in Russia and Ukraine, high tariff measures by the United States on its trading partner countries, the continuing high interest rates in foreign countries and the changes in the domestic business environment, refer to Note 7 “Loans and Advances.” The critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2025.

4	SEGMENT ANALYSIS
Business Segments
The Group’s business segment information is prepared based on the internal reporting system utilized by its management to assess the performance of its business segments under accounting principles generally accepted in Japan (“Japanese GAAP”).
The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), which merged with SMBC Finance Service Co., Ltd., formerly a wholly-owned subsidiary of Sumitomo Mitsui Card, in April 2024.

Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions, government agencies, public corporations and retail clients of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and market risks. This business unit consists of the Global Markets and Treasury Unit of SMBC and the Global Markets Division of SMBC Nikko Securities.
Head office account and others
The Head office account and others represent the differences between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited. It also includes the elimination items related to internal transactions between the group companies.
Measurement of Segment Profit or Loss
The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel
expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under Japanese GAAP. Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.
Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for the six months ended September 30, 2025 and 2024.
For the six months ended September 30, 2025:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥585.7	¥729.4	¥735.0	¥333.5	¥(84.8)	¥2,298.8
General and administrative expenses	(198.7)	(552.7)	(485.4)	(106.2)	114.2	(1,228.8)
Others (2)	75.1	2.6	92.5	19.0	(111.1)	78.1

Consolidated net business profit	¥462.1	¥179.3	¥342.1	¥246.3	¥(81.7)	¥1,148.1

For the six months ended September 30, 2024:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥441.2	¥668.4	¥643.9	¥362.6	¥(70.8)	¥2,045.3
General and administrative expenses	(163.1)	(541.8)	(426.2)	(93.9)	52.3	(1,172.7)
Others (2)	60.1	2.2	44.6	16.8	(78.1)	45.6

Consolidated net business profit	¥338.2	¥128.8	¥262.3	¥285.5	¥(96.6)	¥918.2

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within the Group’s business segments in the managerial accounting.

Reconciliation of Segmental Results of Operations to Consolidated Income Statements
The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2025	2024

	(In billions)
Consolidated net business profit	¥1,148.1	¥918.2
Differences between management reporting and Japanese GAAP:
Total credit costs	(90.2)	(83.9)
Gains on equity instruments	246.3	294.2
Extraordinary gains or losses and others	(28.7)	(101.1)

Profit before tax under Japanese GAAP	1,275.5	1,027.4

Differences between Japanese GAAP and IFRS:
Scope of consolidation	3.8	3.3
Derivative financial instruments	(102.0)	(378.4)
Investment securities	(242.4)	(348.9)
Loans and advances	(7.1)	(34.6)
Investments in associates and joint ventures	60.8	6.2
Property, plant and equipment	(0.9)	(1.1)
Lease accounting	0.0	(1.3)
Defined benefit plans	(52.4)	(34.6)
Foreign currency translation	(17.4)	36.9
Classification of equity and liability	26.3	17.6
Others	21.0	25.7

Profit before tax under IFRS	¥965.2	¥318.2

5	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter
(“OTC”) transactions. In the normal course of business, the Group enters into a variety of derivatives for trading and risk management purposes. The Group uses derivatives for trading activities, which include facilitating customer transactions and market-making. The Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.
Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2025 and March 31, 2025.

	At September 30, 2025
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,787,153,225	¥4,195,844	¥4,648,494	¥74,414,159	¥600,873	¥826,361
Futures	173,876,202	14,257	19,093	1,790,323	297	201
Listed Options	129,221,366	7,131	14,152	—	—	—
Forwards	46,118,414	12	180	—	—	—
Swaps	1,148,579,287	3,383,517	3,379,559	72,416,990	600,576	793,537
OTC Options	289,357,956	790,927	1,235,510	206,846	—	32,623
Currency derivatives	286,836,574	3,335,960	2,498,475	20,019,242	105,545	1,231,296
Futures	53,391	3,400	2,834	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	136,145,576	1,199,117	1,238,764	7,948,703	31,917	208,167
Swaps	135,181,384	1,954,971	1,019,219	12,070,539	73,628	1,023,129
OTC Options	15,456,223	178,472	237,658	—	—	—
Equity derivatives	2,584,994	34,700	26,589	—	—	—
Futures	1,948,418	10,143	11,468	—	—	—
Listed Options	349,559	11,982	10,060	—	—	—
Forwards	37,411	3,682	372	—	—	—
Swaps	32,663	343	1,017	—	—	—
OTC Options	216,943	8,550	3,672	—	—	—
Commodity derivatives	255,255	8,279	7,042	—	—	—
Futures	120,329	3,289	3,379	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	128,430	4,878	3,620	—	—	—
OTC Options	6,496	112	43	—	—	—
Credit derivatives	3,708,740	25,293	41,094	—	—	—

Total derivative financial instruments	¥2,080,538,788	¥7,600,076	¥7,221,694	¥94,433,401	¥706,418	¥2,057,657

	At March 31, 2025
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,647,024,810	¥4,459,310	¥4,876,544	¥82,319,161	¥610,989	¥904,337
Futures	89,708,676	21,022	18,155	10,784,613	979	11,420
Listed Options	127,145,993	18,358	22,843	—	—	—
Forwards	39,526,819	258	1,918	—	—	—
Swaps	1,105,571,439	3,624,648	3,542,617	71,326,701	610,010	857,991
OTC Options	285,071,883	795,024	1,291,011	207,847	—	34,926
Currency derivatives	255,610,108	2,888,987	1,827,299	22,432,574	162,839	1,633,786
Futures	12,976	—	94	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	119,480,108	935,964	1,103,594	8,511,080	57,888	153,892
Swaps	123,676,347	1,754,071	479,671	13,921,494	104,951	1,479,894
OTC Options	12,440,677	198,952	243,940	—	—	—
Equity derivatives	2,729,785	161,801	22,092	—	—	—
Futures	1,882,834	28,003	10,533	—	—	—
Listed Options	332,227	5,406	8,462	—	—	—
Forwards	250,439	119,372	180	—	—	—
Swaps	36,576	694	225	—	—	—
OTC Options	227,709	8,326	2,692	—	—	—
Commodity derivatives	175,113	5,652	4,384	—	—	—
Futures	85,473	1,807	1,796	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	84,608	3,771	2,525	—	—	—
OTC Options	5,032	74	63	—	—	—
Credit derivatives	3,349,082	23,438	34,816	—	—	—

Total derivative financial instruments	¥1,908,888,898	¥7,539,188	¥6,765,135	¥104,751,735	¥773,828	¥2,538,123

(1)
Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue, borrowings, and debt instruments at fair value through other comprehensive income and net investments in foreign operations. Derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge Accounting
The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges
The Group applies fair value hedge accounting to mitigate the risk of changes in the fair value of certain fixed rate financial assets and liabilities. The table below represents the amounts related to items designated as hedging instruments at September 30, 2025 and March 31, 2025.

	At September 30, 2025			At March 31, 2025
	Notional amounts	Carrying amounts		Notional amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities

	(In millions)
Interest rate risk
Interest rate swaps	¥9,670,779	¥119,950	¥353,293	¥9,345,733	¥121,920	¥420,524
Interest rate options	206,846	—	32,623	207,847	—	34,926
Hedges of net investments in foreign operations
The Group applies hedge accounting of net investments in foreign operations to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The table below represents the amounts related to items designated as hedging instruments at September 30, 2025 and M
arch 31, 2025.

	At September 30, 2025			At March 31, 2025
	Nominal amounts	Carrying amounts		Nominal amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities

	(In millions)
Foreign exchange forward contracts	¥3,540,742	¥8,100	¥192,083	¥3,626,636	¥34,176	¥110,254
Foreign currency denominated financial liabilities	211,556	—	211,556	212,580	—	212,580

6	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through othe
r
comprehensive income at September 30, 2025 and March 31, 2025.

	At September 30, 2025	At March 31, 2025

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥1,532,359	¥109,550
Japanese municipal bonds	151,890	151,882
Japanese corporate bonds	12,984	12,982

Total domestic	1,697,233	274,414

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	77,233	66,896
Mortgage-backed securities	12,917	13,876
Other debt instruments	19,863	11,811

Total foreign	110,013	92,583

Total debt instruments at amortized cost	¥1,807,246	¥366,997

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,277,588	¥11,180,546
Japanese municipal bonds	753,536	822,575
Japanese corporate bonds	583,044	645,602
Other debt instruments	522	521

Total domestic	10,614,690	12,649,244

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,586,854	5,539,051
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,527,741	4,531,619
Mortgage-backed securities	3,948,383	4,238,051
Other debt instruments	1,145,769	1,050,315

Total foreign	15,208,747	15,359,036

Total debt instruments at fair value through other comprehensive income	¥25,823,437	¥28,008,280

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,663,199	¥3,362,996
Foreign equity instruments	1,890,357	1,807,860

Total equity instruments at fair value through other comprehensive income	¥5,553,556	¥5,170,856

Total investment securities	¥33,184,239	¥33,546,133

7	LOANS AND ADVANCES
The following tables present loans and advances at September 30, 2025 and March 31, 20
2
5.

	At September 30, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥124,700,934	¥2,638,966	¥1,390,252	¥128,730,152

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(551,270)
Less: Allowance for loan losses	(283,772)	(210,536)	(595,912)	(1,090,220)

Carrying amount				¥127,088,662

	At March 31, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥122,484,011	¥3,049,451	¥1,290,812	¥126,824,274

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(530,933)
Less: Allowance for loan losses	(295,352)	(251,680)	(555,490)	(1,102,522)

Carrying amount				¥125,190,819

Reconciliation of allowance for loan losses is as follows:

	At September 30, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2025	¥295,352	¥251,680	¥555,490	¥1,102,522
Net transfers between stages	(9,996)	(12,567)	22,563	—
Provision (credit) for loan losses	998	(28,646)	107,882	80,234
Charge-offs (1)	—	—	107,973	107,973
Recoveries	—	—	14,713	14,713

Net charge-offs	—	—	93,260	93,260
Others (2)	(2,582)	69	3,237	724

Balance at September 30, 2025	¥283,772	¥210,536	¥595,912	¥1,090,220

	At September 30, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2024	¥196,325	¥257,542	¥525,133	¥979,000
Net transfers between stages	(4,967)	(8,002)	12,969	—
Provision (credit) for loan losses	38,391	(11,067)	86,870	114,194
Charge-offs (1)	—	—	110,103	110,103
Recoveries	—	—	10,438	10,438

Net charge-offs	—	—	99,665	99,665

Others (2)	18	(3,337)	(8,556)	(11,875)

Balance at September 30, 2024	¥229,767	¥235,136	¥516,751	¥981,654

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2025 and 2024.
The allowance for loan losses is measured under the expected credit losses (“ECL”) model which requires the use of complex models and significant assumptions about future economic conditions and credit behavior. For the six months ended September 30, 2025, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the situation in Russia and Ukraine, high tariff measures by the United States on its trading partner countries, the continuing high interest rates in foreign countries and the changes in the domestic business environment. The obligor grades were reviewed based on the most recent information available as appropriate.
The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. The Group assumed that the Japanese economy is expected to remain on a moderate recovery trend, supported mainly by resilient software investment and a gradual pickup in private consumption, despite some pressure on corporate earnings from U.S. tariff policies. As for the U.S. economy, the Group assumed that it is expected to decelerate toward the second half of 2025, as higher tariff costs, weaker private consumption, and worsening corporate earnings lead to slower business investment, although the economy is expected to gradually stabilize from 2026 onward as the impact of tariffs wanes and interest rate cuts take effect. As for the European economy, the Group also expected it to slow in the second half of 2025, mainly due to the impact of U.S. tariffs on manufacturing activity, but assumed that reduced uncertainty following tariff agreements with the U.S. will help support consumption and investment and prevent a sharp downturn. As for the Asian-Pacific economy, the Group assumed, particularly for China, that growth is expected to slow as the effects of subsidy-led domestic demand fade, the export environment worsens amid weaker global growth and tighter controls on circumvention trade, and structural issues such as a sluggish real estate market and deflation persist, leading to relatively low growth for the region. This assumption was considered in determining the base scenario. The severe downside scenario is the adverse scenario and based on stressed business environments such as a serious economic recession and financial market disruption, and this scenario is in conformity with the Group’s internal stress test. Further, both the downside and upside scenarios are developed based on the premises of the base scenario and past macroeconomic experiences. Applied probability weightings for each scenario, which can vary every year, are determined mainly by statistical methods.

The following table shows the growth rates of the Japanese, U.S., European Monetary Union (“EMU”) and Asia-Pacific gross domestic products (“GDPs”) and the Japanese short-term interest rate, which are key factors of the macroeconomic scenarios.

	For the fiscal year ending March 31,
As at September 30, 2025:	2026	2027

Upside	(%)
Japanese GDP (Nominal)	4.9	4.2
U.S. GDP (Real)	2.7	3.1
EMU GDP (Real)	1.8	3.3
Asia-Pacific GDP (Real)	5.7	5.5
Japanese short-term interest rate	0.5	0.5

Base
Japanese GDP (Nominal)	3.6	3.0
U.S. GDP (Real)	1.4	1.9
EMU GDP (Real)	1.2	1.0
Asia-Pacific GDP (Real)	4.4	4.3
Japanese short-term interest rate	0.5	0.5

Downside
Japanese GDP (Nominal)	2.9	2.8
U.S. GDP (Real)	0.1	0.2
EMU GDP (Real)	0.3	(2.6)
Asia-Pacific GDP (Real)	3.1	3.3
Japanese short-term interest rate	0.5	0.5

Severe downside
Japanese GDP (Nominal)	1.5	(1.7)
U.S. GDP (Real)	(1.5)	(1.3)
EMU GDP (Real)	(0.3)	(5.2)
Asia-Pacific GDP (Real)	1.5	1.6
Japanese short-term interest rate	0.9	0.1

The following table shows the probability weightings of each scenario the Group estimates.

	Upside	Base	Downside	Severe downside
	(%)
As at September 30, 2025:
Scenario probability weighting	20	60	19	1

In determining the need for making additional ECL adjustments, the Group considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from high tariff measures by the United States on its trading partner countries, from the sanctions imposed in connection with Russia’s aggression against Ukraine, from the continuing high interest rates in foreign countries, or from the changes in the domestic business environment and whether the increased risk, if any, was not fully incorporated in the ECL model. For the high tariff measures by the United States on its trading partner countries, the Group evaluated the forward-looking impact on credit risks and losses considering the impact of such sudden environment changes caused by these measures on borrowers which the Group identified in terms of country and industries. For the Russian exposure, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or a request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of the credit condition of Russia. In addition, the Group also considered the prolonged difficulty in collecting funds through remittances out of Russia due to orders by the Russian authorities, such as the payments from Russian customers. For the continuing high interest rates in foreign countries, the Group evaluated the forward-looking impact on credit risks and losses in light of the increased interest payment burden on borrowers. For the changes in the domestic business environment, additional ECL adjustments included the consideration of the increasing material and labor costs as well as changes in the financial environment such as an increase in the policy interest rate. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends. As a consequence, the Group decided to make ECL adjustments for the portfolios affected by high tariff measures by the United States on its trading partner countries, the situation in Russia and Ukraine, the continuing high interest rates in foreign countries and the changes in the domestic business environment.

8	BORROWINGS
Borrowings at September 30, 2025 and March 31, 2025 consisted of the following:

	At September 30, 2025	At March 31, 2025

	(In millions)
Unsubordinated borrowings	¥9,928,437	¥11,043,243
Subordinated borrowings	124,092	130,971
Liabilities associated with securitization transactions	1,060,529	1,129,695
Lease liabilities	410,574	393,790

Total borrowings	¥11,523,632	¥12,697,699

9	DEBT SECURITIES IN ISSUE
Debt securities in issue at September 30, 2025 and March 31, 2025 consisted of the following:

	At September 30, 2025	At March 31, 2025

	(In millions)
Commercial paper	¥4,107,935	¥3,571,097
Unsubordinated bonds	9,701,975	9,541,764
Subordinated bonds	1,375,719	1,274,554

Total debt securities in issue	¥15,185,629	¥14,387,415

10	PROVISIONS
The following table presents movements by class of provisions for the six months ended September 30, 2025.

	Provision for interest repayment	Other provisions	Total

	(In millions)
Balance at April 1, 2025	¥209,659	¥123,642	¥333,301
Additional provisions	—	1,391	1,391
Amounts used	(7,550)	(3,645)	(11,195)
Unused amounts reversed	—	(16,345)	(16,345)
Amortization of discount and effect of change in discount rate	(3,682)	87	(3,595)
Others	—	(1)	(1)

Balance at September 30, 2025	¥198,427	¥105,129	¥303,556

Provision for Interest Repayment
Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rates on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of
15-20%
but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.
In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.
In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of
15-20%,
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for refunds of gray zone interest, taking into account historical experience such as the number of customer claims for refunds, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.
For the six months ended September 30, 2025, the provision for interest repayment decreased primarily due to the use of the provision.
Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2025 and April 1, 2025.

11	SHAREHOLDERS’ EQUITY
Common Stock
The number of issued shares of common stock and common stock held by the Company at September 30, 2025 and March 31, 2025 was as follows:

	At September 30, 2025	At March 31, 2025
Shares outstanding	3,857,407,640	3,884,445,458
Shares in treasury	10,689,630	10,651,848
The total number of authorized shares of common stock was 9,000 million at September 30, 2025 and March 31, 2025 with no stated value.
Stock split
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock (“stock split”) with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Since the total number of authorized shares and the total number of authorized shares of common stock needed to be increased in line with the ratio of the stock split, the Company amended its articles of incorporation with an effective date of October 1, 2024, as approved by shareholders at the 22nd ordinary general meeting of shareholders on June 27, 2024.
Repurchase and cancellation of own shares
For the resolutions and repurchases made before the stock split, the number of shares presented is on a pre-stock-split
basis, while the number of shares after the stock split is presented on a post-stock-split basis in this section.
On May 15, 2024, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 15,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between May 16, 2024 and July 31, 2024. On July 31, 2024, the Company completed the repurchase pursuant to the resolution, acquiring 9,561,800 shares of its common stock for ¥100 billion in aggregate. The Company cancelled all of the repurchased shares on August 20, 2024.
On November 14, 2024, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 60,000,000 shares of its common stock and (ii) an aggregate of ¥150 billion between November 15, 2024 and January 31, 2025. On January 31, 2025, the Company completed the repurchase pursuant to the resolution, acquiring 40,086,100 shares of its common stock for ¥150 billion in aggregate. The Company cancelled all of the repurchased shares on February 20, 2025.
On
May 14, 2025, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of
40,000,000
shares of its common stock and (ii) an aggregate of ¥
100

billion between May 15, 2025 and July 31, 2025. On July 31, 2025, the Company completed the repurchase pursuant to the resolution, acquiring
27,551,100
shares of its common stock for
¥

billion in aggregate. The Company cancelled all of the repurchased shares on August 20, 2025.

On November 14, 2025, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of
50,000,000
shares of its common stock and (ii) an aggregate of
¥150 billion between November 17, 2025 and January 31, 2026. During November 2025, the
C
ompany entered into contracts to repurchase 7,226,900 shares of common stock for ¥33 billion in aggregate.
In addition, on March 27, 2024, the Company announced the introduction of a share-based compensation plan for employees of SMBC. The plan is an incentive scheme that establishes an Employee Stock Ownership Plan (“ESOP”) trust which is funded by cash contributed by SMBC (via SMFG). The shares of the Company’s common stock acquired by the ESOP trust will be granted to SMBC employees upon their retirement based on the number of points earned by each employee. According to the rules of the share-based compensation plan for employees established by SMBC’s board of directors, the number of points granted to employees is linked to their grade and the business performance of SMFG. On May 15, 2024, the Company’s board of directors resolved the detail of the acquisition of its common stock up to an aggregate of 149,000 shares by the ESOP trust between May 23, 2024 and May 31, 2024.
On May 14, 2025, the Company announced that it added SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited and The Japan Research Institute, Limited as subsidiaries eligible for the share-based compensation plan for employees, of which the Company announced introduction on March 27, 2024. On the same day, the Company’s board of directors resolved the detail of the acquisition of its common stock up to an aggregate of 153,000 shares by the ESOP trust between May 22, 2025 and May 30, 2025.
Preferred Stock
The following table shows the number of shares of preferred stock at September 30, 2025 and March 31, 2025.

	At September 30, 2025		At March 31, 2025
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

12	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at September 30, 2025 and March 31, 2025 consisted of the following:

	At September 30, 2025	At March 31, 2025

	(In millions)
Perpetual subordinated bonds	¥2,048,191	¥1,815,379
Perpetual subordinated borrowings	81,998	52,998

Total equity attributable to other equity instruments holders	¥2,130,189	¥1,868,377

Equity attributable to other equity instruments holders consists of perpetual subordinated bonds and perpetual subordinated borrowings, which are Basel
III-compliant
Additional Tier 1 capital instruments, and are classified as equity under IFRS.

The bonds and borrowings bear a fixed rate of interest until the first call date. After the first call date, they will bear a floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative
and will not increase to compensate for any short-fall in interest payments in any previous year.
These bonds and borrowings are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the Financial Services Agency of Japan (“FSA”).
The principal amount of the bonds and borrowings may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.
The principal amount of the bonds and borrowings which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

13	FEE AND COMMISSION INCOME
Fee and commission income for the six months ended September 30, 2025 and 2024 consisted of the following:

	For the six months ended September 30,
	2025	2024

	(In millions)
Loans	¥97,671	¥86,325
Credit card business	249,657	231,147
Guarantees	44,102	40,431
Securities-related business	142,921	129,100
Deposits	9,226	9,396
Remittances and transfers	80,309	78,818
Safe deposits	1,866	2,043
Trust fees	5,550	4,499
Investment trusts	100,272	95,172
Agency	4,217	4,288
Others	115,002	107,131

Total fee and commission income	¥850,793	¥788,350

Primary sources of fee and commission income are fees and commissions obtained through the credit card business, securities-related business and investment trusts, loan transaction fees, and remittance and transfer fees. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit. Fees obtained through the credit card business principally arise in the Retail Business Unit. Fees and commissions obtained through the securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses.

14	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the six months ended September 30, 2025 and 2024 consisted of the following:

	For the six months ended September 30,
	2025	2024

	(In millions)
Loans and advances	¥80,234	¥114,194
Loan commitments	(16,153)	(6,494)
Financial guarantees	(4,091)	(2,638)
Investment securities	11,825	—

Total impairment charges on financial assets	¥71,815	¥105,062

15	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025	2024

	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥742,848	¥250,215
Weighted average number of common stock in issue (in thousands of shares)	3,856,964	3,924,763

Basic earnings per share	¥192.60	¥63.75

Diluted:
Profit attributable to the common shareholders of the Company	¥742,848	¥250,215
Impact of dilutive potential ordinary shares issued by subsidiaries and associates	—	(2)

Net profit used to determine diluted earnings per share	¥742,848	¥250,213

Weighted average number of common stock in issue (in thousands of shares)	3,856,964	3,924,763
Adjustments for stock options (in thousands of shares)	788	987

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	3,857,752	3,925,750

Diluted earnings per share	¥192.56	¥63.74
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of
its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025.

16	DIVIDENDS PER SHARE
The dividends recognized by the Company for the six months ended September 30, 2025 and 2024 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2025	¥62	¥240,203
2024	¥45	¥177,382
On November
14
, 2025, the board of directors approved a dividend of ¥78

per share of common stock totaling ¥300,089

million in respect of the six months ended September 30, 2025. The consolidated financial statements for the six months ended September 30, 2025 do not include this dividend payable.
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. The dividends per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025.

17	CONTINGENCY AND CAPITAL COMMITMENTS
Legal Proceedings
The Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the Group. The Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.
Capital Commitments
At September 30, 2025 and March 31, 2025, the Group had ¥18,177 million and ¥9,191 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the Group had nil
 and ¥179 million of contractual commitments to acquire intangible assets at September 30, 2025 and March 31, 2025, respectively. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities
Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the Group needs to secure claims, or some other significant event occurs.
Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2025 and March 31, 2025.

	At September 30, 2025	At March 31, 2025

	(In millions)
Loan commitments	¥96,018,855	¥91,810,227
Financial guarantees and other credit-related contingent liabilities	15,559,988	15,139,799

Total	¥111,578,843	¥106,950,026

18	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Accounting policies and the valuation process of fair value measurement for the six months ended September 30, 2025 are consistent with those described in Note 45 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2025.
Financial Assets and Liabilities Carried at Fair Value
Fair Value Hierarchy
The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2025 and March 31, 2025. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

	At September 30, 2025
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥3,988,875	¥1,235,728	¥—	¥5,224,603
Equity instruments	583,702	17,427	—	601,129

Total trading assets	4,572,577	1,253,155	—	5,825,732

Derivative financial instruments:
Interest rate derivatives	21,685	4,774,110	922	4,796,717
Currency derivatives	3,400	3,436,953	1,152	3,441,505
Equity derivatives	22,125	5,635	6,940	34,700
Commodity derivatives	3,289	4,990	—	8,279
Credit derivatives	—	25,030	263	25,293

Total derivative financial instruments	50,499	8,246,718	9,277	8,306,494

Financial assets at fair value through profit or loss:
Debt instruments	251,606	1,079,940	828,626	2,160,172
Equity instruments	1,811	687	91,551	94,049

Total financial assets at fair value through profit or loss	253,417	1,080,627	920,177	2,254,221

Investment securities at fair value through other comprehensive income:
Japanese government bonds	9,277,588	—	—	9,277,588
U.S. Treasury and other U.S. government agency bonds	5,531,095	55,759	—	5,586,854
Other debt instruments	1,868,291	9,090,704	—	10,958,995

Total debt instruments	16,676,974	9,146,463	—	25,823,437

Equity instruments	4,648,650	271,920	632,986	5,553,556

Total investment securities at fair value through other comprehensive income	21,325,624	9,418,383	632,986	31,376,993

Total	¥26,202,117	¥19,998,883	¥1,562,440	¥47,763,440

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,783,882	¥379,437	¥—	¥4,163,319
Equity instruments	22,272	1,893	—	24,165

Total trading liabilities	3,806,154	381,330	—	4,187,484

Derivative financial instruments:
Interest rate derivatives	33,446	5,435,493	5,916	5,474,855
Currency derivatives	2,834	3,724,302	2,635	3,729,771
Equity derivatives	21,528	1,125	3,936	26,589
Commodity derivatives	3,379	3,663	—	7,042
Credit derivatives	—	40,972	122	41,094

Total derivative financial instruments	61,187	9,205,555	12,609	9,279,351

Financial liabilities designated at fair value through profit or loss	—	502,119	128,499	630,618

Others (2)	—	(12,457)	(20,164)	(32,621)

Total	¥3,867,341	¥10,076,547	¥120,944	¥14,064,832

	At March 31, 2025
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥4,165,582	¥1,304,503	¥41,380	¥5,511,465
Equity instruments	663,969	1,179	—	665,148

Total trading assets	4,829,551	1,305,682	41,380	6,176,613

Derivative financial instruments:
Interest rate derivatives	40,359	5,029,763	177	5,070,299
Currency derivatives	—	3,050,767	1,059	3,051,826
Equity derivatives	33,409	122,320	6,072	161,801
Commodity derivatives	1,807	3,845	—	5,652
Credit derivatives	—	23,148	290	23,438

Total derivative financial instruments	75,575	8,229,843	7,598	8,313,016

Financial assets at fair value through profit or loss:
Debt instruments	439,183	1,532,360	849,122	2,820,665
Equity instruments	1,993	167	80,144	82,304

Total financial assets at fair value through profit or loss	441,176	1,532,527	929,266	2,902,969

Investment securities at fair value through other comprehensive income:
Japanese government bonds	11,180,546	—	—	11,180,546
U.S. Treasury and other U.S. government agency bonds	5,527,480	11,571	—	5,539,051
Other debt instruments	2,218,297	9,070,386	—	11,288,683

Total debt instruments	18,926,323	9,081,957	—	28,008,280

Equity instruments	4,398,814	221,594	550,448	5,170,856

Total investment securities at fair value through other comprehensive income	23,325,137	9,303,551	550,448	33,179,136

Total	¥28,671,439	¥20,371,603	¥1,528,692	¥50,571,734

Financial liabilities:
Trading liabilities:
Debt instruments	¥4,157,599	¥331,560	¥—	¥4,489,159
Equity instruments	347,076	2,204	—	349,280

Total trading liabilities	4,504,675	333,764	—	4,838,439

Derivative financial instruments:
Interest rate derivatives	52,418	5,724,113	4,350	5,780,881
Currency derivatives	94	3,458,041	2,950	3,461,085
Equity derivatives	18,995	404	2,693	22,092
Commodity derivatives	1,796	2,588	—	4,384
Credit derivatives	—	34,727	89	34,816

Total derivative financial instruments	73,303	9,219,873	10,082	9,303,258

Financial liabilities designated at fair value through profit or loss	—	468,168	129,678	597,846

Others (2)	—	(11,203)	(14,117)	(25,320)

Total	¥4,577,978	¥10,010,602	¥125,643	¥14,714,223

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2025 and for the fiscal year ended March 31, 2025.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments (including embedded derivatives)” in Note 45 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2025.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2025 and 2024.

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2025
	At April 1, 2025	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2025

	(In millions)
Trading assets:
Debt instruments	¥41,380	¥867	¥—	¥—	¥(42,247)	¥—	¥—	¥—	¥—	¥—	¥—

Total trading assets	41,380	867	—	—	(42,247)	—	—	—	—	—	—

Derivative financial instruments—net:
Interest rate derivatives—net	(4,173)	(3,644)	—	3,387	(564)	—	—	—	—	(4,994)	(1,509)
Currency derivatives—net	(1,891)	408	—	—	—	—	—	—	—	(1,483)	405
Equity derivatives—net	3,379	1,335	—	803	(2,513)	—	—	—	—	3,004	1,852
Credit derivatives—net	201	(60)	—	—	—	—	—	—	—	141	(58)

Total derivative financial instruments—net	(2,484)	(1,961)	—	4,190	(3,077)	—	—	—	—	(3,332)	690

Financial assets at fair value through profit or loss:
Debt instruments	849,122	11,059	(16)	135,041	(95,949)	—	(69,745)	—	(886)	828,626	10,878
Equity instruments	80,144	2,031	—	12,497	(1,504)	—	(1,353)	—	(264)	91,551	978

Total financial assets at fair value through profit or loss	929,266	13,090	(16)	147,538	(97,453)	—	(71,098)	—	(1,150)	920,177	11,856

Investment securities at fair value through other comprehensive income:
Equity instruments	550,448	—	7,206	4,417	(1,021)	—	(219)	72,155	—	632,986	—

Total investment securities at fair value through other comprehensive income	550,448	—	7,206	4,417	(1,021)	—	(219)	72,155	—	632,986	—

Financial liabilities designated at fair value through profit or loss	(129,678)	657	(25)	—	—	(7,700)	8,247	—	—	(128,499)	739

Others (3) —liabilities	14,117	6,208	—	—	—	—	—	—	(161)	20,164	6,160

Total	¥1,403,049	¥18,861	¥7,165	¥156,145	¥(143,798)	¥(7,700)	¥(63,070)	¥72,155	¥(1,311)	¥1,441,496	¥19,445

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2024
	At April 1, 2024	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2024

	(In millions)
Trading assets:
Debt instruments	¥—	¥(78)	¥—	¥1,558	¥—	¥—	¥—	¥39,322	¥—	¥40,802	¥(78)

Total trading assets	—	(78)	—	1,558	—	—	—	39,322	—	40,802	(78)

Derivative financial instruments—net:
Interest rate derivatives—net	(2,656)	(700)	—	1,362	(209)	—	—	—	—	(2,203)	(186)
Currency derivatives—net	(923)	(176)	—	—	—	—	—	—	—	(1,099)	(104)
Equity derivatives—net	3,382	7,456	—	3,647	(6,266)	—	—	—	—	8,219	6,801
Credit derivatives—net	314	(57)	—	—	—	—	—	—	—	257	(46)

Total derivative financial instruments—net	117	6,523	—	5,009	(6,475)	—	—	—	—	5,174	6,465

Financial assets at fair value through profit or loss:
Debt instruments	739,914	(17,082)	(181)	128,723	(16,399)	—	(49,730)	—	(1,078)	784,167	(16,880)
Equity instruments	79,230	(1,054)	—	7,706	(2,574)	—	(997)	—	(360)	81,951	(2,553)

Total financial assets at fair value through profit or loss	819,144	(18,136)	(181)	136,429	(18,973)	—	(50,727)	—	(1,438)	866,118	(19,433)

Investment securities at fair value through other comprehensive income:
Equity instruments	525,869	—	17,222	3,708	(4,366)	—	(160)	—	—	542,273	—

Total investment securities at fair value through other comprehensive income	525,869	—	17,222	3,708	(4,366)	—	(160)	—	—	542,273	—

Financial liabilities designated at fair value through profit or loss	(125,042)	(285)	422	—	—	(22,150)	12,900	—	—	(134,155)	842

Others (3) —liabilities	5,227	3,281	—	—	—	—	—	—	(1,482)	7,026	1,403

Total	¥1,225,315	¥(8,695)	¥17,463	¥146,704	¥(29,814)	¥(22,150)	¥(37,987)	¥39,322	¥(2,920)	¥1,327,238	¥(10,801)

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2025 and 2024, transfers into Level 3 amounted to ¥
72,155
million and ¥39,322 million, respectively. These transfers into Level 3 were primarily due to an increase in significance of unobservable inputs of certain equity instruments measured at fair value through other comprehensive income and certain trading assets. For the six months ended September 30, 2025 and 2024, transfers out of Level 3 amounted to ¥
1,311 million and ¥2,920
million, respectively. These transfers out of Level 3 were primarily due to a decrease in significance of unobservable inputs of certain financial assets at fair value through profit or loss.

(3)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2025 and 2024 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2025	2024	2025	2024

	(In millions)
Net interest income	¥397	¥1,479	¥348	¥357
Net trading income	4,717	8,247	6,502	7,433
Net income (loss) from financial assets and liabilities at fair value through profit or loss	13,747	(18,421)	12,595	(18,591)

Total	¥18,861	¥(8,695)	¥19,445	¥(10,801)

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the six months ended September 30, 2025 and 2024, and reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2025	2024

	(In millions)
Balance at beginning of period	¥11,030	¥12,173
Increase due to new trades	4,419	3,791
Reduction due to redemption, sales or passage of time	(4,065)	(3,814)

Balance at end of period	¥11,384	¥12,150

The Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statements. The table above shows the day one profit and loss balances, all of which are derived from derivative financial instruments, financial assets at fair value through profit or loss and financial liabilities designated at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit and loss with the passage of time over the life of the instruments.
Valuation Techniques
Valuation techniques are consistent with those described in Note 45 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2025.

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at September 30, 2025 and March 31, 2025. Qualitative information about significant unobservable inputs is consistent with those described in Note 45 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2025.

	At September 30, 2025
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥922	¥5,916	Option model	Interest rate to interest rate correlation	28%- 100%
				Quanto correlation	5%-53%
				Foreign exchange volatility	11%
				Interest rate volatility	5%-15%
Currency derivatives	1,152	2,635	Option model	Interest rate to interest rate correlation	31%-100%
				Quanto correlation	9%-50%
				Foreign exchange volatility	9%-12%
Equity derivatives	6,940	3,936	Option model	Equity volatility	0%-69%
Credit derivatives	263	122	Credit Default model	Quanto correlation	18%-30%
Financial assets at fair value through profit or loss:
Debt instruments	828,626	—	Option model	Foreign exchange volatility	13%-42%
			DCF model	Probability of default rate	0%-12%
				Loss given default rate	25%-100%
				Discount margin	5%-8%
			Net asset value (2)	—	—
Equity instruments	91,551	—	Market multiples	Price/Book value multiple	0.8x -1.9x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%
				Loss given default rate	40%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	632,986	—	Market multiples	Price/Book value multiple	0.3x-3.5x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	128,499	Option model	Equity to equity correlation	49%-69%
				Interest rate to interest rate correlation	31%
				Quanto correlation	(3% ) - 50%
				Equity volatility	21%-43%
			Credit Default model	Quanto correlation	18%-30%
Others (4)	—	(20,164)	Option model	Interest rate to interest rate correlation	28%-100%
				Quanto correlation	5%-53%
				Foreign exchange volatility	9%-42%
			Credit Default model	Quanto correlation	18%-30%

	At March 31, 2025
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
	(In millions)
Trading assets:
Debt instruments	¥41,380	¥—	DCF model	Discount margin	9%
Derivative financial instruments:
Interest rate derivatives	177	4,350	Option model	Interest rate to interest rate correlation	29%-100%
				Quanto correlation	2%-52%
				Foreign exchange volatility	11%
Currency derivatives	1,059	2,950	Option model	Interest rate to interest rate correlation	30%-100%
				Quanto correlation	7%-49%
				Foreign exchange volatility	10%-13%
Equity derivatives	6,072	2,693	Option model	Equity to equity correlation	59%
				Equity volatility	2%-93%
Credit derivatives	290	89	Credit Default model	Quanto correlation	18%-30%
Financial assets at fair value through profit or loss:
Debt instruments	849,122	—	Option model	Foreign exchange volatility	13%-42%
			DCF model	Probability of default rate	0%-27%
				Loss given default rate	20%-100%
				Discount margin	6%-8%
			Net asset value (2)	—	—
Equity instruments	80,144	—	Market multiples	Price/Book value multiple	0.9x-1.5x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%-1%
				Loss given default rate	40%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	550,448	—	Market multiples	Price/Book value multiple	0.3x-3.8x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	129,678	Option model	Equity to equity correlation	51%-70%
				Interest rate to interest rate correlation	30%
				Quanto correlation	3%-49%
				Equity volatility	22%-47%
			Credit Default model	Quanto correlation	18%-30%
Others (4)	—	(14,117)	Option model	Interest rate to interest rate correlation	29%-100%
				Quanto correlation	2%-52%
				Foreign exchange volatility	10%-42%
			Credit Default model	Quanto correlation	18%-30%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
(3)
Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in these tables as it is not practical to do so given the nature of such valuation techniques.

(4)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Sensitivity Analysis
The fair value of certain financial assets and liabilities is measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Qualitative information about sensitivity to changes in significant unobservable inputs is consistent with those described in Note 45 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2025.

	At September 30, 2025
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(4,994)	¥409	¥395	¥—	¥—
Currency derivatives—net	(1,483)	1	1	—	—
Equity derivatives—net	3,004	1,946	1,915	—	—
Credit derivatives—net	141	16	16	—	—
Financial assets at fair value through profit or loss:
Debt instruments	828,626	406	3,786	—	—
Equity instruments	91,551	779	863	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	632,986	—	—	22,605	22,605
Financial liabilities designated at fair value through profit or loss (1)	(128,499)	263	244	—	—
Others (1)(2) —liabilities:	20,164	20	20	—	—

	At March 31, 2025
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Trading assets:
Debt instruments	¥41,380	¥2,270	¥2,272	¥—	¥—
Derivative financial instruments—net:
Interest rate derivatives—net	(4,173)	39	39	—	—
Currency derivatives—net	(1,891)	2	2	—	—
Equity derivatives—net	3,379	1,761	1,759	—	—
Credit derivatives—net	201	15	14	—	—
Financial assets at fair value through profit or loss:
Debt instruments	849,122	724	1,560	—	—
Equity instruments	80,144	579	682	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	550,448	—	—	19,371	19,371
Financial liabilities designated at fair value through profit or loss (1)	(129,678)	209	214	—	—
Others (1)(2) —liabilities:	14,117	28	28	—	—

(1)
As part of risk management, the Group enters into transactions to offset the profit or loss of certain financial instruments, including embedded derivatives. Sensitivity of embedded derivatives related to these transactions is presented as derivative financial instruments or financial assets at fair value through profit or loss, according to the presentation of the financial instruments arising from these transactions.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Financial Assets and Liabilities Not Carried at Fair Value
The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at September 30, 2025 and March 31, 2025. It does not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

		At September 30, 2025		At March 31, 2025
	Notes	Carrying amount	Fair value	Carrying amount	Fair value

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥1,807,246	¥1,791,415	¥366,997	¥360,445
Loans and advances	b	127,088,662	129,509,768	125,190,819	128,022,363
Other financial assets	b	7,516,088	7,512,049	7,061,639	7,057,811

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥126,150,405	¥126,148,355	¥127,961,773	¥128,007,649
Other deposits	c	61,561,719	61,578,445	62,060,969	62,649,007
Borrowings	c	11,113,058	10,970,765	12,303,909	12,161,162
Debt securities in issue	c	15,185,629	15,878,155	14,387,415	15,232,445
Other financial liabilities	c	11,506,506	11,506,155	10,346,934	10,346,645

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using the discounted cash flow method taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.
(iii)
Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the funding costs for the remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.

	(iv)	The carrying amounts and fair values of lease liabilities are not included in this table.